     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 1998
                                                    REGISTRATION NO. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                             OMNIPOINT CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                      3 BETHESDA METRO CENTER, SUITE 400
                              BETHESDA, MD 20814
                                (301) 951-2500
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
           DELAWARE                  4812              04-2969720
 (STATE OR OTHER JURISDICTION
     OF INCORPORATION OR
        ORGANIZATION)
           (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)
                                          (IRS EMPLOYER IDENTIFICATION NUMBER)
                                ---------------
                               DOUGLAS G. SMITH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             OMNIPOINT CORPORATION
                      3 BETHESDA METRO CENTER, SUITE 400
                           BETHESDA, MARYLAND 20814
                                (301) 951-2500
 (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE
                             OF AGENT FOR SERVICE)
                                ---------------
                                  Copies to:
                         EDWIN M. MARTIN, JR., ESQUIRE
                          JAY G. FINKELSTEIN, ESQUIRE
                            JANE K. P. TAM, ESQUIRE
                            PIPER & MARBURY L.L.P.
                            1200 19TH STREET, N.W.
                            WASHINGTON, D.C. 20036
                                (202) 861-3900

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

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
                                                        PROPOSED MAXIMUM      PROPOSED
 TITLE OF EACH CLASS OF SECURITIES TO BE  AMOUNT TO BE   OFFERING PRICE   MAXIMUM AGGREGATE     AMOUNT OF
                REGISTERED                  REGISTERED      PER UNIT       OFFERING PRICE    REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------
 Depositary Shares each
  representing 1/20 of a
  share of 7% Cumulative
  Convertible Preferred
  Stock (liquidation
  preference $50 per
  share)                                    6,500,000       $46.75(1)       $303,875,000         $89,643
-------------------------------------------------------------------------------------------------------------
 7% Cumulative Convert-
  ible Preferred Stock
  (liquidation prefer-
  ence $1,000 per share)                     325,000             N/A                 N/A              (2)
-------------------------------------------------------------------------------------------------------------
 Common Stock, par value
  $.01 per share, issua-
  ble upon conversion of
  the Depositary Shares
  or 7% Cumulative Con-
  vertible Preferred
  Stock                                   10,445,123(3)          N/A                 N/A              (2)
-------------------------------------------------------------------------------------------------------------
 Common Stock, par value
  $.01 per share, issua-
  ble as dividends on
  the 7% Cumulative Con-
  vertible Preferred
  Stock                                     1,000,000        $21.0(4)        $21,000,000          $6,195
-------------------------------------------------------------------------------------------------------------
 TOTAL                                                                                           $95,838
-------------------------------------------------------------------------------------------------------------

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

(1) Based on the average of the bid and asked prices on June 23, 1998, pursuant to Rule 457(c).
(2) Pursuant to Rule 457(i), no additional registration fee is required in connection with the registration of the Registrant's 7% Cumulative Convertible Preferred Stock (the "Preferred Stock") or the Common Stock issuable upon conversion of the Depositary Shares or the Preferred Stock.
(3) An indeterminate number of additional shares of Common Stock are registered hereunder which may be issued in the event that fractional shares of Depositary Shares or shares of the Preferred Stock are rounded up to the nearest whole share in connection with the conversion of the Depositary Shares or shares of the Preferred Stock.
(4) Based on the average of the high and low sales price on June 23, 1998, as reported with Nasdaq National Market pursuant to Rule 457(c).

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

                  SUBJECT TO COMPLETION, DATED JUNE 30, 1998

PROSPECTUS
      , 1998

                     [LOGO OF OMNIPOINT (R) APPEARS HERE]

  6,500,000 DEPOSITARY SHARES EACH REPRESENTING 1/20 OF A SHARE OF 7% CUMULATIVE CONVERTIBLE PREFERRED STOCK, 325,000 SHARES OF 7% CUMULATIVE CONVERTIBLE PREFERRED STOCK, 11,445,123 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF, OR PAYABLE AS DIVIDENDS ON, THE DEPOSITARY SHARES OR THE 7% CUMULATIVE CONVERTIBLE PREFERRED STOCK.

                                ---------------

  This Prospectus is being used in connection with the offering from time to time by certain holders (the "Selling Stockholders") of (i) up to 6,500,000 depositary shares (the "Depositary Shares") each representing 1/20 of a share of the 7% Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock"), liquidation preference $1,000 per share of Preferred Stock (equivalent to $50 per Depositary Share, the "Liquidation Preference"), of Omnipoint Corporation (the "Company"), (ii) up to 325,000 shares of Preferred Stock, and (iii) up to 11,445,123 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock") issuable upon conversion of, or payable as dividends on, the Depositary Shares or the Preferred Stock. The Depositary Shares, the Preferred Stock, and the Common Stock are collectively referred to as the "Securities."

  Holders of the Depositary Shares are entitled to all proportional rights and preferences of the Preferred Stock (including dividend, voting, conversion, redemption and liquidation rights and preferences). The Preferred Stock are convertible at the option of the holders thereof into shares of Common Stock, at any time unless previously redeemed, at a conversion price of $31.115 per Depositary Share subject to adjustment under certain circumstances. Dividends on the Depositary Shares accrue from May 2, 2001, and holders are entitled to receive cumulative dividends at an annual rate of 7% of the Liquidation Preference per Depositary Share, payable quarterly in arrears on February 1, May 1, August 1, and November 1 of each year, commencing August 1, 2001. Dividends may, at the option of the Company, be paid in cash, by delivery of fully paid and nonassessable shares of Common Stock, or a combination thereof.

  On May 6, 1998, Initial Purchasers of the Depositary Shares (as defined) have deposited approximately $62.8 million into an account (the "Deposit Account"). Holders of the Depositary Shares are entitled to a quarterly cash payment from the Deposit Account in an amount equal to $0.875 per Depositary Share (the "Quarterly Return Amount"), commencing August 1, 1998 and continuing until May 1, 2001. After such date, dividends will begin to accumulate on the Depositary Shares. The Company may, prior to the date on which any Quarterly Return Amount would otherwise be payable, deliver notice instructing the deposit agent, The First National Bank of Maryland, (i) to purchase from the Company, for transfer to each holder of the Depositary Shares, in lieu of the Quarterly Return Amount, that number of whole shares of Common Stock, determined by dividing the Quarterly Return Amount by 95% of the Market Value (as defined) of the Common Stock as of the date of such notice, or (ii) to defer delivery of the Quarterly Return Amount to holders of the Depositary Shares on such quarterly payment date until the next quarterly payment date or any subsequent payment date. However, no later than May 1, 2001 (the "Deposit Expiration Date"), any amounts remaining in the Deposit Account, as of such date, or which have previously been deferred, will be (i) paid to the holders of the Depositary Shares, or (ii) at the Company's option, used to purchase from the Company for delivery to each holder of Depositary Shares that number of whole shares of Common Stock determined by dividing each holder's pro rata share of the balance remaining in the Deposit Account by 95% of the Market Value of the Common Stock as of the date of the Company's notice. Under certain circumstances, the Company may elect early termination of the Deposit Account and commence paying dividends. See "Description of the Preferred Stock--Deposit Account." For a discussion of Federal tax treatment of Deposit Account and payments therefrom, see "Certain United States Federal Income Tax Consequences."

  The Depositary Shares are redeemable at any time on or after May 1, 2001 in whole or in part, at the option of the Company, in cash, by delivery of fully paid and nonassessable shares of Common Stock, or a combination thereof, initially at a price of $52 per Depositary Share and thereafter at prices declining to $50 per Depositary Share on or after May 1, 2005, plus in each case all accumulated and unpaid dividends to the redemption date. Upon any Change of Control (as defined), holders of the Depositary Shares will, in the event that the Market Value at such time is less than the Conversion Price (as defined), have a one time option to convert all of their outstanding shares into shares of Common Stock at an adjusted conversion price equal to the greater of (i) the Market Value as of the Change of Control Date (as defined) and (ii) 66.67% of the Market Value as of May 1, 1998. In lieu of issuing the shares of Common Stock issuable upon conversion in the event of a Change of Control, the Company may, at its option, make a cash payment equal to the Market Value of the Common Stock otherwise issuable.

  The Common Stock is traded on the Nasdaq National Market under the symbol "OMPT". On June 26, 1998, the last reported sale price of the Common Stock was $22.6875 per share. The Depositary Shares are traded in the Private Offerings, Resales and Trading Through Automated Linkages ("PORTAL"). On June 26, 1998, the average of the bid and asked prices of the Depositary Shares was $47.75.

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  COMMISSION OR ANY STATE SECURITIES  COMMISSION PASSED UPON THE ACCURACY OF
   THIS  PROSPECTUS. ANY  REPRESENTATION  TO  THE  CONTRARY  IS A  CRIMINAL
    OFFENSE.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Any reports and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained in the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices in New York, 7 World Trade Center, 13th Floor, New York, NY 10048, and in Chicago, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at the Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site that contains reports, proxy statements and other information regarding registrants, including the Company, that file such information electronically with the Commission. The address of the Commission's web site is http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market ("OMPT"), and such reports, proxy statements and other information concerning the Company can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a registration statement on Form S-3 (together with all exhibits, schedules, amendments, and supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Securities offered by this Prospectus. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement (certain parts of which have been omitted in accordance with the rules and regulations of the Commission). For further information with respect to the Company and the Securities, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract, agreement, or other document are not necessarily complete, and in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by reference to such exhibit. The Registration Statement may be inspected and copied at the public reference facilities at the Commission's offices at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices in Chicago and New York. Copies of all or any part thereof may be obtained from such office upon payment of prescribed fees.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents filed by the Company with the Commission are incorporated herein by reference:

(1) The Company's Quarterly Report on Form 10-Q (File No.: 0-27442) for its fiscal quarter ended March 31, 1998 as filed with the Commission on May 15, 1998.

(2) The Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1997 as filed with the Commission on March 31, 1998.

(3) The Company's definitive Proxy Statement filed with the Commission on May 1, 1998 for the 1998 Annual Meeting of Stockholders held on May 27, 1998.

(4) The Company's Current Report on Form 8-K filed with the Commission on March 26, 1998.

(5) The description of Common Stock contained in the Company's Registration Statement on Form S-1, filed May 14, 1996.

(6) All documents subsequently filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, modified or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents that have been incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to: Investor Relations, Omnipoint Corporation, 3 Bethesda Metro Center, Suite 400, Bethesda, MD 20814, telephone number (301) 951-2500.

  DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS: ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT CONTAINED IN THIS PROSPECTUS INCLUDING WITHOUT LIMITATION CERTAIN STATEMENTS IN "THE COMPANY" CONCERNING THE COMPANY'S BUSINESS AND FINANCIAL PLANS, RESULTS OF OPERATIONS, AND OTHER MATTERS, ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS GENERALLY ARE ACCOMPANIED BY WORDS SUCH AS "ANTICIPATE," "BELIEVE," "ESTIMATE" OR "EXPECT" OR SIMILAR STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, NO ASSURANCE CAN BE GIVEN THAT SUCH EXPECTATIONS WILL PROVE CORRECT. FACTORS THAT COULD CAUSE THE COMPANY'S RESULTS TO DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS ARE DISCLOSED IN THIS PROSPECTUS AND UNDER "RISK FACTORS." ALL FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS IN THIS PARAGRAPH.

                                 RISK FACTORS

  In addition to the other information contained and incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Securities. This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, without limitation, statements as to expectations, beliefs and strategies regarding the future, which involve risks and uncertainties. Actual results could differ materially from those projected or contemplated in the forward-looking statements or historical results due to a number of factors, including, among other things, the risk factors set forth below and those incorporated by reference in this Prospectus.

LIMITED OPERATING HISTORY; PAST AND CURRENT LOSSES; UNCERTAINTY OF FUTURE OPERATING RESULTS

  The Company was founded in 1987 and has incurred cumulative net losses from inception through March 31, 1998 of approximately $632.2 million and expects such losses to continue for several years. The continuation of losses will depend in part on the timing and amount of revenues generated from the operation of the Company's networks and sales of the Company's equipment, as well as other factors. The Company is also in the design, engineering and construction phase for the buildout of certain major markets that are not yet providing commercial service. Due to the Company's limited operating history with respect to sale of PCS services, no assurance can be given regarding its future performance.

  The Company believes that its future operating results over both the short and long term will be subject to annual and quarterly fluctuations due to several factors, some of which are outside the control of the Company. These factors include the cost of buildout of the networks (including any unanticipated costs associated therewith), fluctuating market demand for the Company's services and equipment, pricing, competitive services, delays in the introduction of the Company's equipment, competitive equipment introductions, changes in the regulatory environment, the cost and availability of equipment components and general economic conditions.

EMERGING MARKET FOR PCS SERVICE

  The Company's success in the implementation and operation of its networks is subject to certain factors beyond the Company's control. These factors include, without limitation, changes in the general and local economic conditions, availability of equipment, changes in communication service rates charged by others, changes in the supply and demand for PCS and the commercial viability of PCS systems as a result of competition from wireline and wireless operators in the same geographic region, changes in the federal and state regulatory schemes affecting the operation of PCS systems (including the enactment of new statutes and the promulgation of changes in the interpretation or enforcement of existing or new rules and regulations) and changes in technology that have the potential of rendering obsolete the Company's GSM system as well as other systems planned for deployment. In addition, the extent of the potential demand for PCS in the Company's markets cannot be estimated with any degree of certainty. There can be no assurance that one or more of these factors will not have an adverse effect on the Company's financial condition and results of operations.

CONTINUED BUILDOUT OF OMNIPOINT PCS MARKETS

  The Company anticipates that it will take several years to substantially complete the Company's targeted buildout in its PCS markets. The buildout of the network in each market is subject to successful completion of network design, site and facility acquisitions, purchase and installation of network equipment, network testing and satisfactory accommodation of microwave users currently using the Company's spectrum. Delays in any of these areas might have a material and adverse effect on the Company's ability to complete the buildout in a timely manner. Failure or delay to complete the buildout of the network in the surrounding areas might also have a material and adverse effect on the Company's ability to market its PCS services in the licensed areas.

  The capital cost of completing the Company's buildout could vary materially from the Company's current estimates. If adequate funds are not available from its existing capital resources, the Company may be required to curtail its buildout or to obtain additional funds on terms less favorable than those contained in the Company's current arrangements.

  To secure a sufficient amount of unencumbered spectrum to operate its PCS system efficiently, the Company must negotiate with incumbent microwave operators to relocate their operations. There can be no assurance that the Company will be successful in reaching timely agreements with the existing microwave licensees or that such agreements will be on terms favorable to the Company. Delay in the relocation of such licenses may adversely affect the Company's ability to commence timely commercial operations in the markets where service has yet to be launched.

HIGH LEVERAGE; ABILITY TO SERVICE DEBT; RESTRICTIVE COVENANTS

  The Company is, and will continue to be, highly leveraged and subject to significant financial restrictions and limitations. As of March 31, 1998, the Company's total long-term indebtedness was $1,908.9 million. There can be no assurance that the Company will generate sufficient cash flow from operating activities and other sources to meet its working capital requirements and debt service obligations.

  The degree to which the Company is leveraged could have important consequences to the holders of the Preferred Stock, including but not limited to, the following: (i) increasing the Company's vulnerability to adverse changes in market conditions; (ii) limiting the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes, including the buildout of the networks; (iii) requiring a substantial portion of the Company's cash flow from operations to be dedicated to debt service requirements, thereby reducing the funds available for operations and future business opportunities; and (iv) increasing the Company's exposure to increases in interest rates given that certain of the Company's borrowings are at variable rates of interest. Further, the Company may under certain circumstances be obligated to offer to repurchase its outstanding debt securities prior to maturity and there can be no assurance that the Company will have the financial resources necessary or otherwise be able to repurchase these securities in such circumstances.

DEPENDENCE UPON CASH FLOW FROM SUBSIDIARIES; SUBORDINATION TO SUBSIDIARY LIABILITIES

  The Company conducts most of its operations through its direct and indirect subsidiaries. The Company holds only its investments in and advances to its subsidiaries and is dependent upon receipt of sufficient funds from its subsidiaries to meet its own payment obligations. The ability of the Company and holders of the Preferred Stock to benefit in the distribution of assets of any of the Company's subsidiaries upon any liquidation of any such subsidiary will be subject to the prior claims of the subsidiary's creditors and, to the extent that such subsidiary is not directly owned by the Company, to the prior claims of any other persons directly or indirectly owning such subsidiary. The ability of the Company to pay cash dividends on the Preferred Stock will be dependent upon the cash flows of its subsidiaries and the payment of funds by those subsidiaries to the Company in the form of repayment of loans, dividends or otherwise.

  In light of the Company's strategy of continued growth, and related capital requirements, the Company and its subsidiaries may incur substantial indebtedness in the future. A substantial portion of the Company's and its subsidiaries' existing and future indebtedness has been secured and is expected to be secured by liens on the assets of the Company's subsidiaries and the shares of the Company's subsidiaries. In addition, the ability of the Company and holders of the Preferred Stock to benefit from distributions of assets of the Company's subsidiaries may be limited to the extent that distributions are restricted under subsidiary loan agreements, and that the outstanding shares of any of its subsidiaries are pledged to secure other debt of the Company or its subsidiaries. The principal fixed assets of the Company's subsidiaries are highly specialized for the PCS industry and, taken individually, can be expected to have limited marketability. Consequently, in the event that secured creditors seek to realize on the collateral securing debt of the Company's subsidiaries, these creditors would be likely to seek to sell the business as a going concern (possibly through a sale of pledged shares of subsidiaries), either in its entirety, or by franchise or other business unit, in order to maximize the proceeds realized.

  Therefore, for the reasons described above, there can be no assurance that the Company will be able to receive any cash flow from its subsidiaries in a timely manner or at all.

SIGNIFICANT CAPITAL REQUIREMENTS; UNCERTAINTY OF ADDITIONAL FINANCING

  The Company's highest priority is to continue to build out its markets in the Northeast, southeast Florida, and the Midwest. The Company believes that cash and cash equivalents on hand, anticipated revenues, vendor financing, and current and potential strategic partnerships, together with the proceeds from the sale of the Depository Shares in May 1998, will be adequate to fund its operations and its network buildout through the end of 1998. There can be no assurance, however, that the Company will not require additional financing during such period to fund its operation. To the extent that the buildout of the networks is faster than expected, the maintenance and replacement costs of equipment (as a result of malfunction or obsolescence) are greater than anticipated or the Company takes advantage of other opportunities that require a significant investment of capital, the Company may require additional funding to implement its business strategy. The Company's future capital requirements will also depend on many other factors, including the successful development of new products, the extent and timing of acceptance of the Company's equipment in the market, requirements to maintain adequate manufacturing facilities, the progress of the Company's research and development efforts, expansion of the Company's marketing and sales efforts, the Company's results of operations and the status of its competitive products. The Company believes that it will require substantial amounts of additional capital over the next several years. No assurance can be given that the Company will be able to obtain additional financing on acceptable terms and in adequate amounts to accomplish its objectives, if at all.

CONTROL GROUP REQUIREMENT

  The Company qualified as an Entrepreneur and a Small Business, as such terms are defined by the FCC rules and regulations, for participation in the Entrepreneurs' Band auction and payment for its Entrepreneurs' Band licenses. To retain its Entrepreneurs' Band licenses and its favorable government financing, the Company must maintain such status (the "Designated Entity Status"). It may also assign or transfer its licenses to another entity qualifying for Designated Entity Status, subject to prior FCC approval. To maintain all of the benefits of its Designated Entity Status, the Company's control group and qualifying investors must retain certain minimum stock ownership and voting stock of the Company as well as de jure and de facto control of the Company for 10 years from the date of grant of its C Block and F Block PCS licenses. The FCC has indicated that it will not rely solely on de jure control in determining whether the control group and its qualifying investors are truly in control of an entity. Even if the control group and the qualifying investors hold the requisite percentages of equity and voting control, the FCC may still engage in a fact-specific inquiry to determine whether actual control exists.

  The Company believes it has taken steps to comply with and prevent violation of such regulatory requirements, but there can be no assurance that the Company's ownership and control structure will not be challenged. If such challenges are successful, the Company could be required to restructure or recapitalize, and possibly forfeit its C Block and F Block PCS licenses. Failure by the Company to maintain its Designated Entity Status could result in the imposition of less favorable schedules for or the acceleration of payments due under the government financing or revocation of its licenses. The inability of non-control group stockholders to gain control of the Company could negatively impact the Company's ability to attract additional capital. This control requirement may also discourage certain transactions involving an actual or potential change of control of the Company.

GENERAL OPERATING RISKS

  The Company's results of operations are dependent upon the ability to attract and maintain subscribers to its PCS service, and the Company's ability to control overall operating expenses. The ability to attract and retain subscribers is dependent on, among other things, the general economic conditions in each of its PCS markets, the relative popularity of PCS service, the demographic characteristics of the potential subscribers to PCS service, the technical attractiveness to customers of the equipment and service of PCS systems, the capabilities of the billing system, the ability of the customer care operations to satisfy the customers' demands, the ability to successfully attract prepaid subscribers who would otherwise not use PCS service, the performance of resellers, the activities of competitors, the use of incentives to attract customers and other factors which may be outside of the Company's control.

COMPETITION--SERVICE BUSINESS

  PCS is a relatively new technology and service. Currently, cellular communication is the closest comparable service to PCS available. In development of the PCS market, the Company and other PCS licensees will be competing with the more established cellular industry, as well as other wireless communications technologies, existing and future, with similar applications. In order to gain early market penetration and compensate for initially limited network footprints, PCS operators typically have been aggressive in terms of pricing their service. PCS providers have also attracted subscribers by not requiring subscribers to sign minimum service contracts and offering lower per minute incoming calling rates. Many of the Company's PCS and cellular telephone competitors, including joint ventures involving some of the nation's largest regional and long distance telephone carriers, have substantially greater access to capital than the Company, substantially greater technical, marketing, sales and distribution resources than those of the Company and significantly greater experience than the Company in providing wireless services.

  The success of the Company's PCS service business will depend upon its ability to compete with cellular operators, other PCS licensees and potential future wireless communications providers. For example, Bell Atlantic and AT&T Wireless currently provide cellular services in the New York MSA and surrounding areas. Sprint PCS was the winner of the B Block New York MTA PCS license. NextWave was the successful bidder in the Entrepreneurs' Band auction for the New York BTA PCS license but has not yet begun commercial operation. The Company's other networks will face similar PCS, cellular and Enhanced Specialized Mobile Radio ("ESMR") competition including competition in certain BTAs from AT&T Wireless, Sprint PCS, Cellular One, COMCAST, Metrophone, Nextel, and PrimeCo, among others. In the future, PCS could potentially compete more directly with traditional landline telephone service providers and other technologies including mobile satellite systems.

COMPETITION--TECHNOLOGY BUSINESS

  Competition in the wireless telecommunications equipment industry is intense. The industry consists of major domestic and international companies, including those companies currently providing equipment to cellular providers, most of which have substantially greater financial, technical, marketing, sales, manufacturing, distribution and other resources than those of the Company. Given the rapid advances in the wireless telecommunications industry, there can be no assurance that the Company will be able to develop, produce or market products that will be competitive in the marketplace.

EVOLVING REGULATORY ENVIRONMENT

  The licensing, construction, operation, sale and interconnection arrangements of wireless telecommunications systems are regulated to varying degrees by the FCC and, depending on the jurisdiction, also may be regulated by state regulatory agencies. State agencies having jurisdiction over the Company's license areas have generally not sought to regulate PCS to date, but do regulate interconnection arrangements for PCS with landline networks. There can be no assurance that either the FCC or such state agencies will not adopt regulations or take other actions that would adversely affect the business of the Company. In addition, FCC licenses to provide cellular and PCS services are subject to renewal and revocation. The New York MTA license will expire in December 2004 and Entrepreneurs' Band C Block PCS licenses will expire in 2006. The D, E and F Block licenses will expire in 2007. There may be petitions to deny renewal of the Company's PCS licenses, and there can be no assurance that the licenses will be renewed.

  In addition, the FCC has placed certain conditions on Omnipoint's New York MTA License. Some of these conditions will also apply to the Company's other licenses. The conditions include the requirement that the Company construct network facilities that offer coverage to at least one-third of the population in the particular MTA or C Block BTA service area within five years of the grant of the license (the "Five-Year Buildout Requirement"), to at least two-thirds of the population within 10 years (the "10-Year Buildout Requirement") and to one-quarter of the population of D, E, and F Block BTA service areas within five years. Violations of any of these conditions could result in license revocations, forfeitures or fines.

  In the case of the New York MTA License, the Five-Year Buildout Requirement must be met by December 1999 and the 10-Year Buildout Requirement by December 2004. The Company believes it has already achieved the Five-Year Buildout Requirement in its NY MTA as well as the Five-Year Buildout Requirement in the Philadelphia, Atlantic City and Wichita BTAs. Licensees that fail to meet their respective coverage requirements may be subject to forfeiture of the license.

  The Communications Act of 1934, as amended (the "Communication Act") requires the FCC's prior approval of the assignment or transfer of control of a PCS license. Furthermore, the FCC has established transfer disclosure requirements that require licensees who transfer control of or assign a PCS license within the first three years to file associated contracts for sale, option agreements, management agreements or other documents disclosing the total consideration that the applicant would receive in return for the transfer or assignment of its license. Non-controlling interests in an entity that holds a PCS license or PCS system generally may be bought or sold without prior FCC approval.

  The Entrepreneurs' Band licensees are prohibited from voluntarily assigning or transferring control of their licenses for five years after grant date except to assignees or transferees that satisfy the financial criteria established for the Entrepreneurs' Band. Any transfers or assignments during the 10-year initial license term are subject to unjust enrichment penalties including the forfeiture of any bidding credits and the acceleration of any installment payment plans if the assignee or transferee does not qualify for the same benefits. In addition, licensees must maintain their Entrepreneurs' Band eligibility for five years from the date of initial license grant. In that regard, however, increased gross revenues, increased total assets from non-attributable equity investments, debt financing, and revenue from operations, business development or expanded service are not considered by the FCC. In addition, to maintain all of the benefits of its Designated Entity Status, the Company's control group and qualifying investors must retain certain minimum stock ownership and voting stock of the Company and meet certain other criteria. The FCC has announced that it may conduct audits to ensure compliance with all license conditions.

  On June 8, 1998, the Company exercised certain options offered by the FCC in order to reduce its debt with respect to its C Block licenses. The Company notes that these options may be affected by further reconsideration of the order by the FCC, litigation regarding the order, or other government actions. Accordingly, there can be no assurance that the Company will be able to realize all the assumed benefits from its elections.

  The New York MTA License contains a condition that requires the Company to construct a PCS system that "substantially uses" the design and technology upon which the Pioneer's Preference award was based. The condition expires upon the system providing coverage for one-third of the population of the MTA. The FCC has never specifically defined the phrase "substantial use." In
January 1996, Wireless Communications Council ("WCC"), a trade association with only one disclosed member, who is a proponent of IS-95 CDMA technology, filed a petition with the FCC seeking clarification of the phrase. In August 1996, the FCC denied the petition noting that (a) using tests required by federal court, WCC lacked standing, (b) the petition was premature because the Company's compliance with the five-year buildout condition should not be evaluated until December 1999, and (c) compliance with the condition would involve consideration of several complex factors. Although there can be no assurance as to whether or how the FCC will in the future construe the phrase "substantial use," the Company believes, on the basis of prior FCC pronouncements, that its buildout plan in connection with the New York MTA will satisfy the "substantial use" condition. None of the Company's other licenses contain a similar condition.

  The PCS industry is subject to continually evolving regulation. There are a number of issues on which various parties have or may in the future suggest regulation. These include the effect of cellular and digital wireless telephony on hearing aids, electromagnetic interference and cancer, as well as interference between types of wireless systems. As new regulations are promulgated on these subjects or other subjects, the Company may be required to modify its business plans or operations in order to comply with any such regulations. There can be no assurance that the Company will be able to do so in a cost effective manner, if at all. See "--Radio Frequency Emission Concerns; Medical Device Interference."

DEPENDENCE ON KEY PERSONNEL

  The Company is highly dependent upon the technical and management skills of its key employees, especially Douglas G. Smith, Chairman and CEO, George F. Schmitt, President of OCI and Executive Vice President of the Company, and Kjell S. Andersson, President of Omnipoint Technology Inc. and Executive Vice President of the Company. The Company has an employment agreement with each of Messrs. Schmitt and Andersson, but not with Mr. Smith. The loss of the services of any key employee could adversely affect the Company's financial condition and results of operations. There can be no assurance that the Company will be successful in retaining its key employees or that it can attract or retain additional skilled personnel. The Company maintains key man life insurance on the lives of Messrs. Smith, Schmitt and Andersson.

  The Company's growth causes a significant strain on its management, operational and financial resources. The Company's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems. The Company's success also depends in large part on a limited number of key technical, marketing and sales employees and on the Company's ability to continue to attract and retain additional highly talented personnel. Competition for qualified personnel in the PCS equipment and service industries is intense. The failure of the Company's management team to effectively manage growth could have a materially adverse impact on the Company's financial condition and results of operations.

RADIO FREQUENCY EMISSION CONCERNS; MEDICAL DEVICE INTERFERENCE

  Media reports have suggested that certain radio frequency ("RF") emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over RF emissions may have the effect of discouraging the use of wireless handsets, which could have an adverse effect on the Company's results of operations. In 1996, the FCC adopted rules which update the guidelines and methods it uses for evaluating RF emissions from radio equipment, including wireless handsets. While the adopted rules impose more restrictive standards on RF emissions from lower power devices such as wireless handsets, it is believed that all wireless handsets to be marketed and to be used by the Company's subscribers, comply with such standards.

  Certain interest groups have requested that the FCC investigate claims that the GSM technology poses health concerns and causes interference with hearing aids and other medical devices. The Center for the Study of Electromagnetic Compatibility at the University of Oklahoma, which was founded in 1994 with funds from the wireless industry, is studying this issue. In addition, the Personal Communications Industry Association ("PCIA") announced in 1995 that it was undertaking an industry-wide study to gather information on possible PCS interference with medical devices for all PCS standards. There can be no assurance that the findings of such studies or any governmental regulations that may result therefrom will not have an adverse effect on the Company's business.

UNCERTAINTY OF PROTECTION OF PATENTS AND PROPRIETARY RIGHTS

  The Company's technology business relies on a combination of patents, trademarks, and nondisclosures and development agreements in order to establish and protect its proprietary rights. The Company has filed and intends to continue to file applications as appropriate for patents covering its technology and products. There can be no assurance that additional patents will be issued, that the existing patents and such additional patents allowed will be sufficiently broad to protect the Company's technology or that the confidentiality agreements and other methods on which the Company relies to protect its trade secrets and proprietary information will be adequate. As of March 31, 1998, the Company has received 38 U.S. patents and one foreign patent on its technology, has 20 U.S. patent applications which have been allowed, and has 45 U.S. and 131 foreign patent applications pending. The issued patents will expire between 2009 and 2015. In addition, there can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection to the Company. Litigation to defend and enforce the Company's intellectual property rights could result in substantial costs and diversion of resources and could have a materially adverse effect on the Company's financial condition and results of operations regardless of the final outcome of such litigation. Despite the Company's efforts to safeguard and maintain its proprietary rights, there can be no assurance that the Company will be successful in doing so or that the Company's competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company's technologies.

  If existing or future patents containing broad claims are upheld by the courts, the holders of such patents might be in a position to require companies to obtain licenses. There can be no assurances that licenses which might be required for the Company's products would be available on reasonable terms, if at all. To the extent that licenses are unavailable, or not available on acceptable terms, no assurance can be made that the failure to obtain a license would not adversely affect the Company.

EFFECT OF CERTAIN CHARTER PROVISIONS AND STATUTORY PROVISIONS

  Under Delaware law, dividends on capital stock may only be paid from "surplus" or if there is no surplus, from the corporation's net profits for the then-current or the preceding fiscal year. In addition, a corporation may repurchase or redeem shares of capital stock only if it has sufficient funds legally available to effect such repurchase or redemption, so that the corporation's capital is not "impaired" by such repurchase or redemption. Any repurchase or redemption of capital stock requiring more than the amount of "surplus" would result in an impairment of capital under Delaware law. The Company does not anticipate having net profits for the foreseeable future and its ability to pay cash dividends on and to redeem shares of Preferred Stock will require the availability of adequate "surplus," which is defined as the excess, if any, of the Company's net assets (total assets less total liabilities) over its capital (generally the par value of its issued capital stock). As a result, there can be no assurance that adequate surplus will be available to pay cash dividends on or to acquire shares of Preferred Stock, including upon a Change of Control.

  Further, certain provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. The Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. See "Description of the Preferred Stock."

POSSIBLE VOLATILITY OF STOCK PRICE

  There may be significant volatility in the market price for the Common Stock. Quarterly operating results of the Company, changes in general conditions of the economy, the financial markets, competition and changes in the number of subscribers, regulatory changes, and delay or failure of buildout of networks, could cause the market price of the Common Stock and the Preferred Stock to fluctuate substantially. In addition, price and volume fluctuations in the stock markets may affect the market price of the Common Stock and the Preferred Stock for reasons unrelated to the Company's operating performance.

ABSENCE OF PUBLIC MARKET FOR THE DEPOSITARY SHARES

  The Depositary Shares and the Preferred Stock were issued in May 1998 to a small number of institutional buyers. The Depositary Shares issued in reliance on Rule 144A of the Securities Act are now being traded on PORTAL. The Registration Statement of which this Prospectus forms a part is filed pursuant to a certain Registration Agreement, which does not obligate the Company to keep the Registration Statement effective two years after the date when the Registration Statement is declared effective by the Commission or, if earlier, the date when all the Securities covered by the Registration Statement have been sold pursuant to the Registration Statement or may be resold without registration by persons that are not affiliates of the Company pursuant to Rule 144(k) of the Securities Act. The Company does not expect that there will be any trading market for the Preferred Stock except as represented by the Depositary Shares. Although the Initial Purchasers of the Depositary Shares have informed the Company that they intend to make a market in the Depositary Shares, they are not obligated to do so and any such market-making activities may be discontinued at any time without notice. There can be no assurance as to (i) the liquidity of any such market that may develop, (ii) the ability of the holders of the Depositary Shares to sell their Depositary Shares, or (iii) the price at which the holders of the Depositary Shares to sell their Depositary Shares. If such a market were to develop, the Depositary Shares could trade at prices that may be higher or lower that their purchase price, depending on many factors, including prevailing interest rates, the market for similar securities and the financial performance of the Company. Accordingly, there can be no assurance as to the developmetn or liquidity of the trading market for the Depositary Shares and the Preferred Stock.

LIMITATIONS ON ABILITY TO PAY DIVIDENDS; RANKING

  The Company has never paid or declared any cash dividends on its Common Stock and does not expect to pay cash dividends on its Common Stock in the foreseeable future. The Company is subject to certain restrictive covenants with respect to its various debt obligations which restrict the ability of the Company to pay dividends on its capital stock, either in cash or in stock, except, in certain circumstances, upon meeting certain threshold standards with respect to the Company's leverage ratio, which the Company does not currently meet. Although (i) certain of the debt obligations containing such restrictions will mature and, it is anticipated, be repaid prior to May 1, 2001, and (ii) the Company will use its best efforts to obtain amendments to the remaining debt obligations to facilitate the payment of dividends on the Preferred Stock, there can be no assurances that the maturing debt obligations will be repaid, that the requested amendments will be obtained, or that sufficient improvement in the leverage ratio will be realized so that the Company will be permitted to pay dividends on the Preferred Stock. If the Company's debt obligations preclude the payment of dividends on the Preferred Stock for a period of six consecutive quarters, the holders of the Preferred Stock will be entitled to vote as a class to elect two directors to the Company's board of directors. See "Description of the Preferred Stock-- Dividends."

  While any shares of Preferred Stock are outstanding, the Company may not authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of 66 2/3% of the outstanding shares of Preferred Stock. However, the Company may create additional classes of stock, increase the authorized number of shares of preferred stock or issue series of preferred stock ranking on a parity with the Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up without the consent of any holder of Preferred Stock. See "Description of the Preferred Stock--Voting Rights."

                                  THE COMPANY

  As used herein, unless otherwise indicated, the terms "Company" and "Omnipoint" refer to Omnipoint Corporation and its subsidiaries, and "OCI" refers to Omnipoint Communications Inc. The term population equivalents ("POPs") means the Paul Kagan Associates 1995 PCS Atlas & Databook estimate of the 1995 population of a particular Major Trading Area ("MTA") or Basic Trading Area ("BTA") or the total U.S.

  Omnipoint is a leader in commercializing personal communications services ("PCS"). Omnipoint has licenses to provide such services in areas covering approximately 96.5 million POPs, of which approximately 60% are located in a contiguous region of the northeast U.S. from Maine to Virginia. In addition, Omnipoint has licenses in southeast Florida and the Midwest. As of March 31, 1998, Omnipoint marketed wireless communications services to over 25 million POPs covered by networks throughout the northeast region of the U.S., primarily in the metropolitan areas of New York, Boston, Philadelphia and Providence, and in the greater Miami area. The Company has under construction an additional 25 million POPs that would bring planned coverage by late 1998 or early 1999 to approximately 50 million POPs. Based on POPs, Omnipoint is the fourth largest PCS licensee in the U.S., and its licenses cover six of the top 12 and nine of the top 20 cities in the U.S. In total, Omnipoint has licenses for 23 of the top 50 BTAs. The Company currently has over 200,000 subscribers.

  Omnipoint was incorporated in Delaware in June 1987, to design, develop, manufacture and market wireless digital communications products and services. From inception in 1987 to 1992, Omnipoint developed several working prototypes for various wireless voice, data and other digital communication transmission projects. Omnipoint's success in developing its proprietary technology for the first digital PCS system at 1.9 GHz during 1991 and 1992 was instrumental in the Federal Communications Commission ("FCC") awarding Omnipoint one of three Pioneer's Preferences in 1993. One Omnipoint system was officially designated as IS-661 by the Joint Technical Committee on Wireless Access. As a result of the Pioneer's Preference, the FCC issued to Omnipoint in December 1994 a 30 MHz "Pioneer's Preference" PCS license to provide PCS services in the New York MTA (the "New York MTA License"), which is the largest MTA in the U.S. with approximately 27 million POPs.

  In September 1996, the FCC granted Omnipoint 18 Entrepreneurs' Band C Block PCS licenses, which cover approximately 13.3 million POPs, including Philadelphia and Atlantic City. In January 1997, Omnipoint won 109 licenses in the D and E Block and the Entrepreneurs' Band F Block auctions. These licenses cover approximately 76.6 million POPs (of which 56.4 million do not overlap with previously acquired licenses), including Detroit, Washington, D.C., Boston, and Miami, each of which is among the twelve largest markets in the U.S. Omnipoint also won a license for an additional 10 MHz of frequency in the New York BTA, making Omnipoint the only 40 MHz license holder in New York. Also, in 1997, Omnipoint became the first PCS operator in the U.S. to launch international roaming and as of March 31, 1998, had signed international roaming agreements with 74 PCS service providers in 46 countries.

  Omnipoint Communications Inc., an indirect 95.6% owned subsidiary of Omnipoint Corporation, has committed to pay $347.5 million for the New York MTA License. It is required to pay the principal balance and interest thereon during the period April 1998 to March 2001.

  With respect to Omnipoint's C Block PCS licenses, the total purchase price after discount is approximately $509.1 million. Omnipoint has made a 10% down payment, or approximately $51.0 million to the FCC for these licenses, and will pay interest only until 2003. The remaining principal balance on all of Omnipoint's C Block licenses is approximately $458.2 million, which would be payable, with remaining interest, during the period 2003 to 2006.

  Omnipoint has paid to the FCC the entire $106.9 million related to its D and E Block licenses. With respect to Omnipoint's F Block licenses, Omnipoint made a 20% down payment, or approximately $14.8 million in 1997. Omnipoint will make interest-only payments on the remaining F Block obligation until 1999 and will pay the principal balance of approximately $59.4 million and remaining interest over the period from 1999 to 2007.

  In 1997, the FCC suspended all interest payments on the Entrepreneurs' Band C Block and F Block licenses and since then has offered the C Block licensees various options for reducing their debt by returning all or portions of their spectrum. These options include, without limitation, (i) amnesty and (ii) disaggregation. Under the FCC's amnesty option, a licensee can return a license and either (a) rebid on it in the reauction, foregoing the original 10% deposit or (b) forego the right to rebid on the license in the reauction (or to otherwise acquire it for two years) in exchange for receiving a 70% credit of the original 10% deposit which can then be applied to payment for licenses retained by the Company. Under the FCC's disaggregation option, a licensee can retain 15 MHz of its bandwidth and return 15 MHz (which it cannot rebid for in the reauction or otherwise acquire for two years), extinguishing 50% of the outstanding debt on those licenses.

  On June 8, 1998, the Company elected a combination of C Block options. The Company elected disaggregation for four of its licenses (Philadelphia, PA, Atlantic City, NJ, Reading, PA and Dover, DE), and elected amnesty for all other C Block licenses. The FCC has currently estimated that the reauction of all returned Entrepreneurs' Band spectrum will begin in the first quarter of 1999. Omnipoint's election would reduce the Company's reported debt and accrued interest by approximately $282 million, while reducing the Company's owned POPs, net of the additional licenses referred to below, by approximately four percent. Omnipoint's election decisions may be affected by any further reconsideration of the order by the FCC, litigation regarding the order, or other government actions.

  In certain BTAs where the Company returned C Block spectrum, the Company (i) obtained D and E Block PCS licenses for Springfield, MA and Pittsfield, MA, among a total of nine New England area licenses to be acquired from Atlantic Cellular Corporation, and (ii) already holds F Block licenses in Wichita, KS and Rochester, NY. The Company's buildout plans and services in markets where it elected disaggregation will not be adversely affected.

  Omnipoint's strategy for its PCS service business is to become a leading provider of wireless services in its markets. The Company launched its first PCS service in the New York City area with a soft launch in November 1996 and a hard launch with multi-media advertising beginning in February 1997. The Company launched service in Philadelphia, Atlantic City and Wichita in September 1997 and in the Boston/Providence and Miami metropolitan areas in March 1998. The Company is also in the design, engineering and construction phase for the buildout of other major markets, including Detroit and Indianapolis. As its highest immediate priority, Omnipoint will continue to build out its licenses in the Northeast, southeast Florida and the Midwest, focusing initially on the most densely populated portions of these areas and on major commuting corridors. Omnipoint believes that existing analog cellular systems in the most densely populated areas, particularly within the New York City metropolitan area, provide inadequate capacity and that service during peak hours for current cellular users is poor, with the anticipated growth in wireless demand adding to this problem.

  Omnipoint's strategy for its technology development and equipment business is to apply its proprietary common air interface systems to selected commercial opportunities and to introduce new architectures for targeted applications. During 1996, a pilot IS-661 network was successfully tested. In November 1997, Omnipoint began testing the first commercial version of proprietary Omnipoint base stations integrated with a Northern Telecom Global System for Mobile Communications network in the New York MTA. Omnipoint's IS-661 system and subsequent architectures designed by Omnipoint are targeted for Wireless Local Loop services.

Omnipoint plans to focus its domestic WLL activities on providing wireless Competitive Access Provider services on a limited basis in the New York MTA to small and medium size businesses where capacity requirements do not justify the expense of alternative bypass technologies, such as leased line, fiber or microwave technologies. In addition, Omnipoint intends to access international markets through sales of equipment (i) to service providers for WLL applications as an alternative to expanding fixed wireline services in countries where telephone services have not been well developed, and (ii) as an adjunct to GSM networks in the more than 110 countries where GSM has been deployed or selected for deployment.

  Omnipoint, Northern Telecom, Inc. and Ericsson Inc. have agreements involving (i) the purchase and sale of infrastructure equipment and handsets for Omnipoint's PCS networks, and (ii) a licensing and OEM arrangement relating to IS-661. In addition, in the U.S., each of Pacific Bell Mobile Services, Inc., BellSouth Personal Communications, Inc., Western Wireless Corporation, Powertel, Inc., American Personal Communications, Inc., and Aerial Communications, Inc. has a separate arrangement with Omnipoint to provide subscribers with roaming capabilities. These arrangements are with companies whose licenses, together with Omnipoint's, cover 94% of the U.S. population. Omnipoint has also signed international roaming agreements with 74 GSM PCS service providers in 46 countries, 42 of which are operational in 30 countries.

                                USE OF PROCEEDS

  The Company will not receive any of the proceeds from the sale of the Securities. The Securities are being sold by the Selling Stockholders. All of the expenses incurred in connection with the registration of the Securities offered hereby will be paid by the Company, except for selling commission and underwriting discounts.

                    RATIO OF EARNINGS TO FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

  Earnings were inadequate to cover fixed charges for each of the five years in the period ended December 31, 1997 and for the three month period ended March 31, 1998. The following table sets forth these deficiencies.

                                FOR THE YEAR ENDED DECEMBER 31,
                              -----------------------------------
                                                                  FOR THE THREE
                                                                   MONTHS ENDED
                              1993  1994   1995   1996     1997   MARCH 31, 1998
                              ---- ------ ------ ------- -------- --------------
                                        (IN THOUSANDS)
Earnings deficiency.......... $233 $1,519 $1,493 $54,648 $146,052    $42,211

  Dividends on the Preferred Stock will be payable no earlier than August 1, 2001.

                             SELLING STOCKHOLDERS

  The Company issued and sold 6,500,000 Depositary Shares (equivalent to 325,000 shares of 7% Cumulative Convertible Preferred Stock to Donaldson, Lufkin & Jenrette Securities Corporation, BancAmerica Robertson Stephens, Bear, Stearns & Co. In. and Smith Barney Inc. (the "Initial Purchasers") on May 6, 1998 at a purchase price of $50 per Depositary Share ($1,000 per share of Preferred Stock). The Depositary Shares were sold by the Initial Purchasers in transactions exempt from the registration requirements of the Securities Act, to persons reasonably believed by such Initial Purchasers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities
Act).

  The Registration Statement of which the Prospectus is a part has been filed pursuant to Rule 415 under the Securities Act to afford the Selling Stockholders the opportunity to sell their Securities in public transactions rather than pursuant to an exemption from the registration and prospectus delivery requirements of the Securities Act. In order to avail itself of that opportunity, a Selling Stockholder must notify the Company of its intention to sell Securities and provide such other information concerning the Selling Stockholder and the Securities to be sold as may then be required by the Securities Act and the rules and regulations thereunder, as applicable. No offer or sale pursuant to this Prospectus may be made by any Selling Stockholder until such a request has been made and until any supplement for the Prospectus has been filed or an amendment to the Registration Statement of which this Prospectus is a part has become effective. Additional Selling Stockholders will be added to the Prospectus upon such Selling Stockholder's request and provision of the requested information to the Company. The Company will from time to time supplement or amend the Prospectus to the Registration Statement, as applicable, to add additional Selling Stockholders and to reflect the required information concerning such Selling Stockholders. The Selling Stockholders may from time to time offer and sell pursuant to this Prospectus any or all of the Depositary Shares, the Preferred Stock and any Common Stock issued upon conversion of, or as payment of dividends on, the Depositary Shares or the Preferred Stock.

  The following table sets forth information with respect to certain Selling Stockholders which have requested to be included in this Prospectus as of the date of this Prospectus. The Selling Stockholders may, from time to time, also receive shares of Common Stock in the event payment of dividends on the Depositary Shares or the Preferred Stock is made with shares of Common Stock which may also be offered and sold pursuant to this Prospectus. Such information set forth in the following table has been obtained from the respective Selling Stockholders identified in such table. No Selling Stockholder has held any position, office or had any other material relationship with the Company, its predecessor or affiliates during the past three years. All Depositary Shares are registered in the name of "Cede & Co." on the books of the transfer agent for the Depositary Shares.

                                                     DEPOSITARY     SHARES OF
                                                    SHARES OWNED PREFERRED STOCK
                                                    AND OFFERED     OWNED AND
           NAME OF SELLING STOCKHOLDER                 HEREBY    OFFERED HEREBY
           ---------------------------              ------------ ---------------
American High-Income Trust........................     185,000           0
American Travellers Life Insurance Co.--Convert-
 ible.............................................      24,000           0
American Variable Insurance Series--Asset Alloca-
 tion Fund........................................      40,000           0
American Variable Insurance Series--High-Yield
 Bond Fund........................................      62,000           0
BT Holdings (New York) Inc........................      85,000           0
Banc America Robertson Stephens...................      27,500           0
Bank of America Pension Plan......................      43,100           0
Baptist Health....................................       1,700           0
Boston Museum of Fine Art.........................         800           0
Capitol American Life Insurance Co.--Convertible..      24,000           0
Commonwealth Life Insurance Company (Teamsters-
 Camden Non-Enhanced).............................      65,900           0
Credit Suisse First Boston Corporation............     120,000           0
Deeprock & Co.....................................      43,200           0
Donaldson, Lufkin & Jenrette Securities Corpora-
 tion.............................................     922,700           0
Engineers Joint Pension Fund......................       3,100           0
Forest Alternative Strategies Fund II L.P. Series
 A5...............................................      31,250           0
Forest Alternative Strategies Fund II L.P. Series
 A5M..............................................       1,500           0
Forest Alternative Strategies Fund II L.P. A5I....       3,000           0
Forest Global Convertible Fund Series A1..........         500           0
Forest Global Convertible Fund Series A5..........      36,500           0
Great American Reserve Insurance Co.--Convert-
 ible.............................................      12,000           0
HSBC Securities Inc...............................      70,000           0
Highbridge Capital Corporation....................      50,000           0
IDS Life Managed Fund, Inc........................     240,000           0
IDS Utilities Income Fund, Inc....................     100,000           0
JMG Convertible Investments, L.P..................      62,500           0
KA Management L.P.................................     122,375           0
KA Trading L.P....................................      60,225           0
Laterman & Co.....................................      12,200           0
Laterman Strategies 90's LLC......................      26,400           0
Lincoln National Convertible Securities Fund......      40,705           0
LLT Limited.......................................       6,000           0
Merrill Lynch International Ltd...................      12,500           0
Merrill Lynch Pierce Fenner & Smith...............     146,400           0
Millennium Trading Co., L.P.......................      83,000           0
NationsBanc Montgomery Securities LLC.............     205,000           0
Nicholas Applegate Income & Growth Fund...........      29,300           0
Offshore Strategies Ltd...........................      26,400           0
Phoenix Capital Offshore Fund Ltd.................       4,000           0
Providan Life & Health............................     138,400           0
Retail Clerks Pension Plan........................      59,400           0
San Diego City Retirement.........................       8,300           0
San Diego County Convertible......................      25,300           0
Southport Management Partners L.P.................      15,000           0
Southport Partners International Ltd..............      35,000           0
TQA Leverage Fund L.P.............................      20,000           0
TQA Vantage Fund, Ltd.............................      40,000           0
TQA Vantage Plus, Ltd.............................      10,000           0
The Bond Fund of America, Inc.....................     120,000           0
The Northwestern Mutual Life Insurance Company....      30,000           0
Triton Capital Investments, Ltd...................      62,500           0
Wake Forest University............................       6,500           0
Weirton Trust.....................................      13,995           0
Walker Art Center.................................       5,300           0
Any other holder of Securities or future trans-
 feree from any such holder.......................   2,880,550           0
                                                     ---------         ---
TOTAL                                                6,500,000           0

                             PLAN OF DISTRIBUTION

  The Company will not receive any of the proceeds from the sale of the Securities offered hereby. The Securities may be sold from time to time to purchasers directly by the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Securities through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Securities for whom they may act as agents. The Selling Stockholders and any such brokers, dealers or agents who participate in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of the Securities by them and any discounts, commissions, concessions or other compensation received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the Selling Stockholders may be deemed to be underwriters, the Selling Stockholders may be subject to certain statutory liabilities of the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

  The Securities offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The Securities may be sold in different ways, including, without limitation, by one or more of the following methods: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer from its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) an exchange distribution in accordance with the rules of such exchange; (e) face-to-face transactions between sellers and purchasers without a broker-dealer; and (f) through the writing of options. At any time a particular offer of the Securities is made, a revised Prospectus or Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Securities. In addition, the Securities covered by this Prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this Prospectus.

  To the best knowledge of the Company, there are currently no plans, arrangements or understandings between any Selling Stockholders and any broker, dealer, agent or underwriter regarding the sale of the Securities by the Selling Stockholders. There is no assurance that any Selling Stockholder will sell any or all of the Securities offered by it hereunder or that any such Selling Stockholder will not transfer, devise or gift such Securities by other means not described herein.

  The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Securities by the Selling Stockholders and any other such person. Furthermore, under Regulation M of the Exchange Act, any person engaged in the distribution of the Securities may not simultaneously engage in market-making activities with respect to the particular Securities being distributed for certain periods prior to the commencement of or during such distribution. All of the foregoing may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the Securities.

  Pursuant to a registration rights agreement entered into in connection with the offer and sale of the Securities by the Company, each of the Company and the applicable Selling Stockholders will be indemnified by the other against certain liabilities , including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. The Company has agreed to pay all of the expenses incidental to the registration of the Securities.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 200,000,000 shares of Common Stock, $.01 par value per share, and 10,000,000 shares of Preferred Stock, $.01 par value per share. The following summary of certain provisions of the Common Stock and the Preferred Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the Amended and Restated Certificate of Incorporation, as amended, the Certificate of Designations and Bylaws of the Company, and the provisions of applicable law.

COMMON STOCK

  As of June , 1998, there were shares of Common Stock outstanding and held of record by approximately stockholders. Each holder of Common Stock is entitled to one vote for each share held. The holders of Common Stock, voting as a single class, are entitled to elect all of the directors of the Company. Matters submitted to stockholder approval generally require a majority vote.

  Holders of Common Stock are entitled to receive ratably such dividends as may be allowed under the various financing agreements of the Company and as declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock would be entitled to share in the Company's assets remaining after the payment of liabilities. Holders of Common Stock have no preemptive or other subscription rights. The shares of Common Stock are not convertible into any other security. The outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

  There are 10,000,000 shares of preferred stock authorized. The Company has designated 325,000 shares of preferred stock as 7% Cumulative Convertible Preferred Stock. The Preferred Stock is convertible at the option of the holders into shares of Common Stock, at any time unless previously redeemed, at a Conversion Price of $31.115 per share of Preferred Stock subject to adjustment under certain circumstances. Dividends accrue at an annual rate of 7% of the liquidation preference thereof of $1,000 per share and are payable quarterly in arrears, commencing August 1, 2001, unless the Company elects the early termination of the Deposit Account, in which case, payment of dividends will commence on the dividend payment date immediately following the date of such early termination. Dividends may, at the option of the Company, be paid in cash, by delivery of fully paid and nonassessable shares of Common Stock, or a combination thereof. The Preferred Stock is redeemable at any time on or after May 1, 2001 in whole or in part, at the option of the Company, in cash, by delivery of fully paid and nonassessable shares of Common Stock, or a combination thereof. The Company issued and sold 325,000 shares of the Preferred Stock in the form of 6,500,000 Depositary Shares (at $50 per share). See "Description of the Preferred Stock."

  The Board of Directors of the Company has the authority to issue the preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, terms of redemption, redemption prices, liquidation preferences, voting rights and the number of shares consisting of any series or the designation of such series without further vote or action by the stockholders. The issuance of the preferred stock (or the ability of the Board of Directors to issue the preferred stock) may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of preferred stock with voting or conversion rights may adversely affect the voting power of the holders of Common Stock.

                     DESCRIPTION OF THE DEPOSITARY SHARES

  The summary contained herein of the terms of the shares of Depositary Shares does not purport to be complete and is subject to and qualified in its entirety by reference to all of the provisions of the Deposit Agreement and the Depositary Receipts, copies of which may be obtained from the Company or the Depositary at the principal office of the Depositary at which at any particular time its depositary business shall be administered upon request.

GENERAL

  Each Depositary Share represents one-twentieth of a share of Preferred Stock deposited under the Deposit Agreement, dated as of May 6, 1998 (the "Deposit Agreement"), among the Company, Marine Midland Bank as depositary (the "Depositary"), and all holders from time to time of depositary receipts issued thereunder (the "Depositary Receipts"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption, conversion and liquidation rights) and subject, proportionately to all of the limitations of the Preferred Stock represented thereby, contained in the Certificate of Designation summarized under "Description of the Preferred Stock."

  The Depositary Shares are evidenced by Depositary Receipts issued pursuant to the Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Depositary to the Initial Purchasers as contemplated herein, the Initial Purchasers have deposited the Preferred Stock with the Depositary, which has issued the Depositary Shares to the Initial Purchasers. Depositary Receipts have been issued evidencing only whole Depositary Shares. The DTC has accepted the Depositary Receipts for its book-entry settlement system.

QUARTERLY RETURN AMOUNTS, DIVIDENDS AND OTHER DISTRIBUTIONS

  The Depositary will distribute all cash and Common Stock distributions and other distributions received in respect of the Preferred Stock for dividends, Quarterly Return Amounts and otherwise to the record holders of Depositary Shares in proportion to the number of such Depositary Shares owned by such holders.

  In the event of a distribution other than in cash or Common Stock, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

RECORD DATE

  Whenever (i) any cash dividend, Quarterly Return Amount, or other cash distribution becomes payable, any distribution other than cash is made, or any rights, preferences or privileges are at any time offered with respect to the Preferred Stock, or (ii) the Depositary receives notice of any meeting at which holders of Preferred Stock are entitled to vote or of which holders of Preferred Stock are entitled to notice or any solicitation of consents in respect of the Preferred Stock, or any call of any Preferred Stock, or if at any time the Depositary and the Company otherwise deem it appropriate, the Depositary will in each such instance fix a record date (which shall be the same date as the record date for the Preferred Stock) for the determination of the holders of Depositary Receipts who are entitled to (a) receive such dividend, distribution, rights, preferences or privileges or the net proceeds of the sale thereof, (b) receive notice of, and give instructions for the exercise of voting rights at any such meeting or (c) receive notice of any such call, subject to the provisions of the Deposit Agreement.

WITHDRAWAL OF PREFERRED STOCK

  Upon surrender of the Depositary Receipts at the corporate trust office of the Depositary, or such other office as the Depositary may designate, unless the related Depositary Shares have been previously called for redemption, the holder of the Depositary Shares evidenced thereby is entitled to delivery at such office to or upon his order of the number of whole shares of Preferred Stock and any money or other property represented by such Depositary Shares. Holders of Depositary Shares are entitled to receive whole shares of Preferred Stock on the basis of one share of Preferred Stock for each 20 Depositary Shares, but holders of such whole shares of Preferred Stock are not thereafter entitled to receive Depositary Shares in exchange therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. The Company does not expect that there will be any public trading market for the Preferred Stock except as represented by the Depositary Shares.

REDEMPTION OR CONVERSION OF DEPOSITARY SHARES

  As described under "Description of the Preferred Stock--Optional Redemption" and "--Conversion Rights," the Preferred Stock is subject to the Company's right to redeem the Preferred Stock for Common Stock at any time on or after May 1, 2001 and the holder's right at any time to convert the Preferred Stock into Common Stock at its option. The Depositary Shares are subject to redemption or conversion upon the same terms and conditions (including as to notice to the owners of Depositary Shares and as to selection of Depositary Shares to be called if fewer than all of the outstanding Depositary Shares are to be called) as the Preferred Stock held by the Depositary using the Common Stock received by the Depositary, except that the number of shares of Common Stock received upon conversion of each Depositary Share will be equal to one-twentieth of the number of shares of Common Stock received upon conversion of each of the Preferred Stock. To effect an optional conversion, a holder of Depositary Shares must deliver Depositary Receipts evidencing the Depositary Shares to be converted, together with written notice of conversion and a proper assignment of the Depositary Receipts to the Company, to any transfer agent for the Depositary Shares, or in blank, to the Depositary or its agent. Each optional conversion of Depositary Shares shall be deemed to have been effected immediately prior to the close of business on the date on which the foregoing requirements have been satisfied. To the extent that Depositary Shares are converted into shares of Common Stock and all such shares of Common Stock cannot be distributed to the record holders of Depositary Receipts without creating fractional interests in such shares, the Company will cause the Depositary to distribute cash to holders in lieu of fractional shares as provided above under "Description of the Preferred Stock--Conversion Rights." The amount distributed in the foregoing case will be reduced by any amount required to be withheld by the Company or the Depositary on account of taxes or otherwise required pursuant to law, regulation or court process.

PAYMENT AND CONVERSION

  All amounts payable in cash with respect to the Depositary Shares will be payable in United States dollars at the office or agency of the Company maintained for such purpose with the City of New York or, at the option of the Company, payment of dividends, Quarterly Return Amounts and Liquidated Damages (if any) may be made by check mailed to the holders of the Depositary Shares at their respective addresses set forth in the register of holders of the Depositary Shares maintained by the Transfer Agent, provided that all cash payments with respect to Depositary Shares in global form or the holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer in immediately available funds to the accounts specified by the holders thereof.

  Any payment on the Depositary Shares due on any day that is not a Business Day need not be made on such day, but may be made on the succeeding Business Day with the same force and effect as if made on such due date.

VOTING OF PREFERRED STOCK

  Upon receipt of notice of any meeting at which holders of Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date of the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of shares of Preferred Stock represented by such holder's Depositary Shares. The Depositary will use best efforts insofar as practicable, to vote the amount of shares of Preferred Stock represented by such Depositary Shares in accordance with such instructions and the Company will agree to take all reasonable action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing Preferred Stock.

  Each Depositary Share shall entitle the holder thereof to instruct the Depositary to cast one-twentieth of a share of Preferred Stock vote on each matter submitted to a vote of the stockholders of the Company. See "Description of the Preferred Stock--Voting Rights."

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

  The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares (or, which relates to or affects rights to receive dividends or distributions, or voting or redemption rights) will not be effective unless such amendment has been approved by the holders of at least 66 2/3% of the Depositary Shares then outstanding. In no event may any amendment impair the right of any holder of Depositary Receipts, subject to the conditions specified in the Deposit Agreement, upon such surrender of the Depositary Receipts evidencing such Depositary Shares, to receive shares of Preferred Stock or upon conversion of the Preferred Stock represented by the Depositary Receipts, to receive shares of Common Stock, and in each case any money or other property represented thereby, except in order to comply with mandatory provision of applicable law. Every holder of Depositary Receipts at the time any such amendment becomes effective shall be deemed to consent and agree to such amendment and to be bound by the Deposit Agreement.

  The Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares have been redeemed or converted,
(ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of Depositary Receipts or (iii) upon consent of holders of Depositary Receipts representing not less than 66 2/3% of the Depositary Shares then outstanding.

  Whenever the Deposit Agreement has been terminated pursuant to clause (iii) of the preceding paragraph the Depositary will mail notice of such termination to the record holders of all Depositary Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement if at any time 90 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment. If any Depositary Receipts remain outstanding after the date of termination, the Depositary thereafter will discontinue the transfer of Depositary Receipts, will suspend the distribution of dividends to the holders thereof, and will not give any further notices (other than notices of such termination) or perform any further acts under the Deposit Agreement except as provided below and except that the Depositary will continue to (i) collect dividends on the Preferred Stock and any other distributions with respect thereto and (ii) deliver the Preferred Stock together with such dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property, without liability for interest thereon, in exchange for Depositary Receipts surrendered. At any time after the expiration of three years from the date of termination, the Depositary may sell the Preferred Stock then held by it at public or private sales, at such place or places and upon such terms as it deems proper and may thereafter hold the net proceeds of any such sale, together with any money and other property then held by it, without liability for interest thereon, for the pro rata benefit of the holders of Depositary Receipts which have not been surrendered. The Company does not intend to terminate the Deposit Agreement or to permit the resignation of the Depositary without appointing a successor Depositary.

CHARGES OF DEPOSITARY

  The Company will pay all transfer and other governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock, and any redemption of such Preferred Stock. Holders of Depositary Receipts will pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts. The Depositary may refuse to effect any transfer of a Depositary Receipt or any withdrawal of Preferred Stock evidenced thereby until all such taxes and charges with respect to such Depositary Receipt or such Preferred Stock are paid by the holder thereof.

MISCELLANEOUS

  The Depositary will forward to holders of Preferred Stock all reports and communications from the Company which are delivered to the Depositary and which the Company is required to furnish to the holders of Preferred Stock.

  Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and the Company and the Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely on written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

  The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary. Any such resignation or removal of the Depositary will take effect upon the appointment of a successor Depositary, which successor Depositary must be appointed within 45 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

BOOK ENTRY; THE DEPOSITORY TRUST COMPANY

  The Depository Trust Company ("DTC") will act as securities depository for the Depositary Shares offered hereby. The Depositary Shares will be issued only as fully-registered securities registered in the name of Cede & Co. (as nominee for DTC). One or more fully-registered global securities will be issued, representing in the aggregate the total number of shares of Depositary Shares, and will be deposited with DTC (collectively, the "Global Securities").

  The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in Depositary Shares represented by a Global Securities.

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants").

  Purchasers of Depositary Shares within the DTC system must be made by or through Direct Participants, which will receive a credit for the Depositary Shares on DTC's records. The ownership interest of each actual purchaser of a Depositary Share ("Beneficial Owner") is in turn to be recorded on the Direct or Indirect Participant's records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased the Depositary Shares. Transfers of ownership interests in the Depositary Shares are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Depositary Shares, except upon a resignation of DTC or upon a decision by the Company to discontinue the book-entry system of the Depositary Shares.

  To facilitate subsequent transfers, all the Depositary Shares deposited by Participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of the Depositary Shares with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Depositary Shares; DTC's records reflect only the identity of the Direct Participants to whose accounts such Depositary Shares are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by DTC to Direct
Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Redemption notices with respect to the Depositary Shares shall be sent to Cede & Co. If less than all of the Depositary Shares are being redeemed, DTC's practice is to determine by lot the amount on the interest of each Direct Participant in such securities to be redeemed.

  Although voting with respect to the Depositary Shares is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the Depositary Shares. Under its usual procedures, DTC would mail an "Omnibus Proxy" (i.e., a proxy conferring on Direct Participants the right to vote as their interests appear) to the Direct Participants as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Depositary Shares are credited on the record date (identified in a listing attached to the Omnibus Proxy). The Company believes that the arrangements among DTC, Direct and Indirect Participants and Beneficial Owners will enable the Beneficial Owners to exercise rights equivalent in substance to the rights that can be directly exercised by a Direct Participant.

  Cash distribution payments and distribution payments in shares of Common Stock on the shares of Preferred Stock represented by the Depositary Shares will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

  Except as provided herein, a Beneficial Owner in the Global Securities will not be entitled to receive physical delivery of the Depositary Shares. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Depositary Shares, including elections as to form of payment.

  DTC may discontinue providing its services as securities depositary with respect to the Depositary Shares at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, certificates representing the Depositary Shares will be printed and delivered. If the Company decides to discontinue use of the system of book-entry transfers through DTC (or a successor depositary), certificates representing the Depositary Shares will be printed and delivered.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

                      DESCRIPTION OF THE PREFERRED STOCK

GENERAL

  Each Depositary Share represents 1/20 of a share of Preferred Stock. The holders of the Preferred Stock will have no preemptive rights with respect to any shares of capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Preferred Stock will, when issued, be fully paid and nonassessable.

  The Initial Purchasers of the Depositary Shares have deposited approximately $62.8 million into the Deposit Account, and will be entitled to a Quarterly Return Amount from the Deposit Account in an amount equal to $0.875 per Depositary Share (equivalent to $17.50 per share of Preferred Stock), commencing August 1, 1998 and continuing until May 1, 2001. After such date, dividends will begin to accumulate on the Preferred Stock. The Company may, prior to the date on which any Quarterly Return Amount would otherwise be payable, deliver notice instructing the deposit agent (i) to purchase from the Company, for transfer to each holder of Depositary Shares, in lieu of the Quarterly Return Amount, that number of whole shares of Common Stock determined by dividing the Quarterly Return Amount by 95% of the Market Value (as defined) of the Common Stock as of the date of such notice or (ii) to defer delivery of the Quarterly Return Amount to holders of Depositary Shares on such quarterly payment date until the next quarterly payment date or any subsequent payment date. However, no later than May 1, 2001 (the "Deposit Expiration Date"), any amounts remaining in the Deposit Account, as of such date, or which have previously been deferred, will be (i) paid to the holders of the Depositary Shares or (ii) at the Company's option, used to purchase from the Company for delivery to each holder of Depositary Shares that number of whole shares of Common Stock determined by dividing such holder's pro rata share of the balance remaining in the Deposit Account by 95% of the Market Value of the Common Stock as of the date of the Direction Notice (as defined). For a discussion of Federal tax treatment of Deposit Account, and payments therefrom, see "Certain United States Federal Income Tax Consequences."

  The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of the Preferred Stock will initially be Marine Midland Bank (the "Transfer Agent"). The Transfer Agent will send notices to stockholders of any special meetings at which holders of the Preferred Stock have the right to vote. See "--Voting Rights" below.

  Set forth below is a description of the terms of the Preferred Stock and the Deposit Account and the circumstances under which holders of shares of Preferred Stock may be expected to receive payments from the Deposit Account. The following summaries of the Preferred Stock and the Deposit Account do not purport to be complete and are subject to, and qualified in their entirety by reference to, the provisions of the Amended and Restated Certificate of Incorporation, as amended, and the Deposit Account Agreement (as defined below).

RANKING

  The Preferred Stock ranks senior to the Company's Common Stock and senior to or pari passu with other future offerings of preferred stock.

  The Certificate of Designation provides that the Company may not, without the consent of the holders of at least 66 2/3% of the outstanding shares of Preferred Stock, authorize, create (by way of reclassification or otherwise) or issue any class or series of capital stock of the Company ranking senior to the Preferred Stock ("Senior Securities") or any obligation or security convertible or exchangeable into or evidencing a right to purchase shares of any class or series of Senior Securities.

DEPOSIT ACCOUNT

  The funds deposited in the Deposit Account has been invested in U.S. government obligations or U.S. government guaranteed obligations, which, together with the earnings thereon will be sufficient to pay the aggregate Quarterly Return Amount through the Deposit Expiration Date. See "Certain United States Federal Income Tax Consequences."

  Unless on or prior to the Notice Date (as defined), the Company shall have delivered to the Deposit Agent a Direction Notice (as defined), the Deposit Agent will deliver to each holder of Depositary Shares the Quarterly Return Amount on February 1, May 1, August 1 and November 1 of each year (each such date being a "Deposit Payment Date"), commencing August 1, 1998 and continuing until the Deposit Expiration Date. If the Company shall have delivered a Direction Notice to the Deposit Agent on or prior to the Notice Date, the Deposit Agent shall, as instructed by the Company in such Direction Notice,
(i) purchase from the Company, for delivery to each holder of Depositary Shares in lieu of all or a portion of the Quarterly Return Amount or any deferred Quarterly Return Amount (which has not been previously paid in cash or shares of Common Stock) on the next Deposit Payment Date, that number of whole shares of Common Stock determined by dividing such Quarterly Return Amount or deferred Quarterly Return Amount by 95% of the Market Value of the Common Stock as of the Notice Date or (ii) defer payment of any Quarterly Return Amount until the next Deposit Payment Date or any subsequent Deposit Payment Date. At the written request of the Deposit Agent, the Company has agreed under the terms of the deposit agreement governing the Deposit Account (the "Deposit Account Agreement") to deliver, for and on behalf of the Deposit Agent, the shares of Common Stock acquired by the Deposit Agent directly to holders of Depositary Shares. The Deposit Account Agreement further provides that the Deposit Agent's obligations to purchase shares of Common Stock from the Company is secured by the funds in the Deposit Account.

  In the event of any conversion of the Depositary Shares prior to the Deposit Expiration Date, the Company shall immediately after such conversion be paid any funds remaining in the Deposit Account allocable to the Depositary Shares so converted. Such allocation shall be made pro rata based upon the number of Depositary Shares so converted. The cumulative amount to the date of conversion of any Quarterly Return Amounts, including any deferred Quarterly Return Amounts, at the time of such conversion, shall be paid to the holders of Depositary Shares who are converting their Depositary Shares at the time of such conversion. The Deposit Agent shall make any such payment in cash unless, prior thereto, the Company delivers a Direction Notice to the Deposit Agent requiring the Deposit Agent to purchase from the Company for transfer to holders who are converting their Depositary Shares that number of whole shares of Common Stock determined by dividing the allocable deferred Quarterly Return Amounts by 95% of the Market Value of the Common Stock as of the date of the Direction Notice.

  On the Deposit Expiration Date, the Deposit Account Agreement requires the Deposit Agent to deliver to the holders of Depositary Shares any cash remaining in the Deposit Account on such date unless, prior thereto, the Company delivers a Direction Notice to the Deposit Agent requiring the Deposit Agent to purchase from the Company for delivery to holders who are entitled to the proceeds from the Deposit Account that number of whole shares of Common Stock determined by dividing the deferred Quarterly Return Amounts by 95% of the Market Value of the Common Stock as of the date of the Direction Notice.

  As a result of the foregoing, holders of Preferred Stock who have not converted their Preferred Stock as of the Deposit Expiration Date will receive through, and including such Deposit Expiration Date, cash distributions or shares of Common Stock or a combination thereof in an aggregate amount or value equal to $10.50 for each Depositary Share ($210.00 per share of Preferred Stock) held by such holder, unless the Deposit Account is terminated as discussed below.

  Notwithstanding the foregoing, if the Company obtains any required amendments to the covenants under its various debt obligations in order to permit the Company to pay dividends on the Preferred Stock prior to the Deposit Expiration Date, the Company may thereafter elect early termination of the Deposit Account by instructing the Deposit Agent in writing immediately
(i) to pay to each holder of Depositary Shares any deferred Quarterly Return Amount held in the Deposit Account, either in cash or, if so specified in the notice from the Company, in that number of whole shares of Common Stock, to be purchased from the Company for transfer to the holders of Depositary Shares, determined by dividing the deferred Quarterly Return Amount by 95% of the Market Value (as defined) of the Common Stock as of the date of such notice, and (ii) to distribute the remaining balance of the Deposit Account to the Company. If the Company elects early termination of the Deposit Account, the Preferred Stock will begin to accumulate dividends from the last Deposit Payment Date.

  The term "Notice Date" means the tenth day prior to the applicable Deposit Payment Date or Deposit Expiration Date, as the case may be. The term "Market Value" means, as of any date, the average of the daily closing price for the five consecutive trading days ending on such date. The closing price for each day shall be the last sales price or in case no such reported sales take place on such day, the average of the last reported bid and asked price, in either case on the principal national securities exchange on which the shares of Common Stock are admitted to trading or listed, or if not listed or admitted to trading on such exchange, the representative closing bid price as reported by the Nasdaq National Market, or other similar organization if the Nasdaq National Market is no longer reporting such information, or if not so available, the fair market price as determined, in good faith, by the Board of Directors of the Company.

DIVIDENDS

  Holders of the Preferred Stock will be entitled to receive cumulative dividends at an annual rate of 7% of the Liquidation Preference (equivalent to $0.875 per Depositary Share and $17.50 per share of Preferred Stock), payable quarterly out of assets legally available therefor on February 1, May 1, August 1 and November 1 of each year, when, as and if declared by the Board of Directors, commencing August 1, 2001, unless the Company elects early termination of the Deposit Account. If the Company elects the early termination of the Deposit Account, dividends will commence to accumulate from the day after the Deposit Payment Date immediately preceding the date of early termination of the Deposit Account, and shall be payable commencing on the Deposit Payment Date which would have immediately followed the date of such early termination of the Deposit Account. If the Company does not elect the early termination of the Deposit Account, dividends will accumulate from May 2, 2001. Dividends, to the extent declared by the Company's Board, may, at the option of the Company, be paid in cash, by delivery of fully paid and nonassessable shares of the Company's Common Stock or a combination thereof. Dividends will be payable to holders of record as they appear on the Company's stock register on such record dates, not more than 60 days or less than 10 days preceding the payment dates thereof, as shall be fixed by the Company's Board of Directors. Dividends payable on the Preferred Stock (and the corresponding Depositary Shares) for each full dividend period will be computed by dividing the annual dividend rate by four; dividends for any period less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Preferred Stock (and the corresponding Depositary Shares) will not be entitled to any dividends, whether payable in cash, property or securities, in excess of the full cumulative dividends. No interest, or sum of money in lieu of interest, will be payable in respect of any accumulated and unpaid dividends.

  If the Company elects to pay dividends in shares of Common Stock, the number of shares of Common Stock to be distributed will be calculated by dividing such payment by 95% of the Market Value as of the dividend payment record date.

  No dividends or distributions (other than a dividend or distribution in stock of the Company ranking junior to the Preferred Stock as to dividends and upon liquidation, dissolution or winding up) may be declared, made or paid or set apart for payment upon any stock of the Company ranking junior to or pari passu with the Preferred Stock as to dividends, nor may any stock of the Company ranking junior to or pari passu with the Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for stock of the Company ranking junior to the Preferred Stock as to dividends and upon liquidation and in the case that monies for such dividends, distributions, redemptions, purchases, or other acquisitions are derived directly or indirectly from the proceeds of the offering of such securities or a concurrent offering of related securities) unless full cumulative dividends have been or contemporaneously are paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchasing or acquisition.

  Notwithstanding the foregoing, if full dividends have not been declared and paid or set apart on the Preferred Stock and any other preferred stock ranking pari passu with the Preferred Stock as to dividends, dividends may be declared and paid on the Preferred Stock and such other pari passu preferred stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on the Preferred Stock and such other pari passu preferred stock will in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the shares of the Preferred Stock and such other preferred stock bear to each other; provided, that if such dividends are paid in cash on the other pari passu preferred stock, dividends will also be paid in cash on the Preferred Stock.

  The holders of shares of Preferred Stock (and the corresponding Depositary Shares) at the close of business on a dividend payment record date will be entitled to receive the dividend payment on those shares (except that holders of shares called for redemption on a redemption date between the record date and the dividend payment date will be entitled to receive such dividend on such redemption date as indicated under "--Optional Redemption") on the corresponding dividend payment date notwithstanding the subsequent conversion thereof or the Company's default in payment of the dividend due on the dividend payment date. Except as provided in the immediately preceding sentence, the Company shall make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of Common Stock issued upon conversion.

  The Company's ability to declare and pay cash dividends and make other distributions with respect to its capital stock, including the Preferred Stock (and the corresponding Depositary Shares), is limited by provisions contained in various financing agreements which restrict dividend payments to the Company by its subsidiaries and which restrict the payment of cash dividends by the Company or any of its subsidiaries on their respective equity securities. Similarly, the Company's ability to declare and pay dividends may be limited by applicable Delaware law.

LIQUIDATION PREFERENCE

  The shares of Preferred Stock will be issued with a liquidation preference (the "Liquidation Preference") equal to $1,000 per share (equivalent to a Liquidation Preference of $50 per Depositary Share). See also "Certain United States Federal Income Tax Consequences."

  If upon any voluntary or involuntary dissolution, liquidation or winding up of the Company, the amounts payable with respect to the liquidation preference of the Preferred Stock and any other shares of the Company ranking as to any such distribution pari passu with the Preferred Stock are not paid in full, the holders of the Preferred Stock (and corresponding Depositary Shares) and of such other shares will share pro rata in proportion to the full distributable amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of the Preferred Stock (and corresponding Depositary Shares) will have no right or claim to any of the remaining assets of the Company. Neither the sale of all or substantially all of the property or business of the Company (other than in connection with the winding up of its business), nor the merger or consolidation of the Company into or with any other corporation, will be deemed to be dissolution, liquidation or winding up of the Company. In the event of any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Deposit Agent will be required to return to the holders of the Preferred Stock (and corresponding Depositary Shares) any funds at the time remaining in the Deposit Account.

OPTIONAL REDEMPTION

  The Preferred Stock (and corresponding Depositary Shares) are not subject to any sinking fund or other similar provisions. The Preferred Stock (and corresponding Depositary Shares) may not be redeemed prior to May 1, 2001. On or after May 1, 2001, the Preferred Stock (and corresponding Depositary Shares) may be redeemed, in whole or in part, at the option of the Company, in cash, by delivery of fully paid and nonassessable shares of Common Stock or any combination thereof, upon not less than 20 days' notice nor more than 60 days' notice, during the twelve-month periods commencing on May 1 of the years indicated below, at the following redemption prices per Depositary Share, plus in each case all accumulated and unpaid dividends to the redemption date:

                                                              REDEMPTION PRICE
     YEAR                                                   PER DEPOSITARY SHARE
     2001..................................................        $52.00
     2002..................................................         51.50
     2003..................................................         51.00
     2004..................................................         50.50
     2005 and thereafter...................................         50.00

  In the event that fewer than all the outstanding shares of the Preferred Stock (and corresponding Depositary Shares) are to be redeemed, the shares to be redeemed will be determined pro rata or by lot. If the Company elects to make redemption payments in shares of Common Stock, the number of shares of Common Stock to be distributed will be calculated by dividing such payment by 95% of the Market Value as of the redemption notice date.

  From and after the applicable redemption date (unless the Company shall be in default of payment of the redemption price), dividends on the shares of the Preferred Stock (and corresponding Depositary Shares) to be redeemed on such redemption date shall cease to accumulate, such shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of the Company (except the right to receive the redemption price) will cease.

  If any dividends on the Preferred Stock are in arrears, no shares of the Preferred Stock (and corresponding Depositary Shares) will be redeemed unless all outstanding shares of the Preferred Stock (and corresponding Depositary Shares) are simultaneously redeemed.

VOTING RIGHTS

  Except as required by law, holders of the Preferred Stock (and corresponding Depositary Shares) will have no voting rights except as set forth below. Under Delaware law, holders of the Preferred Stock will be entitled to vote as a class upon a proposed amendment to the Certificate of Designation, whether or not entitled to vote thereon by the Certificate of Designation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. If the dividends payable on the Preferred Stock are in arrears for six quarterly periods, the holders of the Preferred Stock voting separately as a class with the shares of any other preferred stock or preference securities having similar voting rights will be entitled at the next regular or special meeting of stockholders of the Company to elect two directors of the Company (such voting rights will continue only until such time as the dividend arrearage on the Preferred Stock has been paid in full).

  The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Preferred Stock will be required for the issuance of any class or series of stock (or security convertible into stock or evidencing a right to purchase any shares of any class or series of stock) of the Company ranking senior to the Preferred Stock as to dividends, liquidation rights or voting rights and for amendments to the Company's Amended and Restated Certificate of Incorporation that would affect adversely the rights of holders of the Preferred Stock, including, without limitation, (i) any increase in the authorized number of shares of Preferred Stock in excess of 10,000,000 shares and (ii) the issuance of any shares of Preferred Stock in excess of the number of shares of such stock authorized in the Certificate of Designation thereof as of the date of the original issuance of the Preferred Stock. In all such cases each share of Preferred Stock shall be entitled to one vote. Holders of Depositary Shares are entitled to direct voting of the shares of Preferred Stock represented thereby.

CONVERSION RIGHTS

  Each outstanding share of the Preferred Stock (and corresponding Depositary Shares) is convertible at any time at the option of the holder thereof into such number of whole shares of Common Stock as is equal to the Liquidation Preference divided by an initial conversion price of $31.115, subject to adjustment as described below (such price or adjusted price being referered to as the "Conversion Price"). The Company may elect to pay all unpaid dividends on the Preferred Stock which have accumulated since the Deposit Expiration Date to the date of conversion in cash or by issuing that whole number of shares of Common Stock, equal to the amount of accumulated and unpaid dividends divided by 95% of the Market Value as of the conversion date. A share of Preferred Stock called for redemption will be convertible into shares of Common Stock up to and including but not after the close of business on the second business day prior to the date fixed for redemption unless the Company defaults in the payment of the amount payable upon redemption.

  In the Company's discretion, no fractional shares of Common Stock or securities representing fractional shares of Common Stock will be issued upon conversion. Any fractional interest in a share of Common Stock resulting from conversion will be paid in cash based on the last reported sale price of the Common Stock on the Nasdaq National Market (or any national securities exchange or authorized quotation system on which the Common Stock is then listed) at the close of business on the trading day next preceding the date of conversion or such later time as the Company is legally and contractually able to purchase such fractional shares.

  The Conversion Price is subject to adjustment (in accordance with formulas set forth in the Certificate of Designation) in certain events, including (i) any redemption payment or payment of a dividend (or other distribution) payable in shares of Common Stock to all holders of any class of capital stock of the Company (other than the issuance of shares of Common Stock in connection with the payment in redemption for, of dividends on or the conversion of the Preferred Stock), (ii) any issuance to all holders of shares of Common Stock of rights, options or warrants entitling them to subscribe for or purchase shares of Common Stock of the Company or securities convertible into or exchangeable for shares of Common Stock of the Company at less than Market Value as of the date of conversion or exchange; provided, however, that no adjustment shall be made with respect to such a distribution if the holder of shares of Preferred Stock would be entitled to receive such rights, option or warrants upon conversion at any time of shares of Preferred Stock into Common Stock and provided further, that if such options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur,
(iii) any subdivision, combination or reclassification of any class of Common Stock of the Company, (iv) any distribution consisting exclusively of cash (excluding any cash distribution upon a merger or consolidation to which the second succeeding paragraph applies) to all holders of shares of Common Stock of the Company in an aggregate amount that, combined together with (a) all other such all-cash distributions made within the then-preceding 12-months in respect of which no adjustment has been made and (b) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by the Company or any of its subsidiaries for shares of Common Stock of the Company concluded within the then-preceding 12-months in respect of which no adjustment has been made, exceeds 15% of the Company's market capitalization (defined as the product of the then-current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date of such distribution, (v) the completion of a tender or exchange offer made by the Company or any of its subdidiaries for shares of any class of Common Stock of the Company that involves an aggregate consideration that, together with (a) any cash and other consideration payable in a tender or exchange offer by the Company or any of its subsidiaries for shares of any class of Common Stock of the Company expiring within the then-preceding 12-months in respect of which no adjustments have been made, and (b) the aggregate amount of any such all-cash distributions referred to in (iv) above to all holders of shares of Common Stock of the Company within the preceding 12-months in respect of which no adjustments have been made, exceeds 15% of the Company's market capitalization just prior to the expiration of such tender offer or (vi) a distribution to all holders of Common Stock of the Company consisting of evidences of indebtedness, shares of capital stock other than Common Stock of the Company or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above). No adjustment of the Conversion Price will be required to be made until the cumulative adjustments (whether or not made) amount of 1.0% or more of the Conversion

Price as last adjusted. The Company reserves the right to make such reductions in the Conversion Price in addition to those required in the foregoing provisions as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. In the event the Company elects to make such a reduction in the Conversion Price, the Company will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Conversion Price.

  In the event that the Company distributes rights or warrants (other than those referred to in (ii) in the preceding paragraph) pro rata to all holders of Common Stock of the Company, so long as any such rights or warrants have not expired or been redeemed by the Company, the holder of any Preferred Stock surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of Common Stock then issuable upon such conversion (the "Conversion Shares"), a number of rights or warrants to be determined as follows: (i) if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such (the "Distribution Date"), the same number of rights or warrants to which a holder of a number of shares of Common Stock of the Company equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions applicable to the rights or warrants and (ii) if such conversion occurs after such Distribution Date, the same number of rights or warrants to which a holder of the number of shares of Common Stock of the Company into which such Preferred Stock was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date in accordance with the terms and provisions of and applicable to the rights or warrants. In the event the holders of the Preferred Stock are not entitled to receive such rights or warrants, the Conversion Price will be subject to adjustment upon any declaration or distribution of such rights or warrants.

  In case of any reclassification, consolidation or merger of the Company with or into another person or any merger of another person with or into the Company (with certain exceptions), or in case of any sale, transfer or conveyance of all or substantially all of the assets of the Company (computed on a consolidated basis), each share of Preferred Stock then outstanding will, without the consent of any holder of Preferred Stock, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale, transfer or conveyance by a holder of the number of shares of Common Stock into which such Preferred Stock was convertible immediately prior thereto, after giving effect to any adjustment event.

  In the case of any distribution by the Company to its stockholders of substantially all of its assets, each holder of Preferred Stock (and corresponding Depositary Shares) will participate pro rata in such distribution based on the number of shares of Common Stock into which such holders' shares of Preferred Stock would have been convertible immediately prior to such distribution, unless the amount of such distribution would result in a payment less than the Liquidation Preference, in which case the Liquidation Preference shall be paid.

CHANGE OF CONTROL

  Notwithstanding the foregoing, upon a Change of Control (as defined below), holders of Preferred Stock (and corresponding Depositary Shares) shall, if the Market Value at such time is less than the Conversion Price, have a one time option, upon not less than 30 days' notice nor more than 60 days' notice, to convert all of their outstanding shares of Preferred Stock (and corresponding Depositary Shares) into shares of Common Stock at an adjusted Conversion Price equal to the greater of (i) the Market Value on the date on which a Change of Control event occurs and (ii) 66.67% of the Market Value as of the date of this Offering Memorandum. In lieu of issuing the shares of Common Stock issuable upon conversion in the event of a Change of Control, the Company may, at its option, make a cash payment equal to the Market Value of such shares of Common Stock otherwise issuable.

  The Company's Certificate of Designation defines "Change of Control" as any of the following events: (a) the sale, lease, transfer, conveyance or other disposition of all or substantially all of the assets of the Company to any "person" or "group" (within the meaning of Sections 13(d)(3) and 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act) other than Existing Shareholders (except in connection with a liquidation or dissolution of the Company that does not constitute a Change of Control under clause (b) below), (b) the approval by the requisite shareholders of the Company of a plan of liquidation or statutory dissolution (which shall not be construed to include a plan of merger or consolidation) of the Company, unless Existing Shareholders "beneficially own" (as defined in Rule 13d-3 under the Exchange Act) at least the same percentage of voting power after the consummation of such plan as before or otherwise retain the right or ability, by voting power, to control the Person that acquires the proceeds of such liquidation or dissolution, (c) any "person" or "group" (within the meaning of Sections 13(d)(3) and 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than Existing Shareholders, becomes the "beneficial owner" (as so defined) of more than 35% of the total voting power of all classes of the Voting Stock of the Company or a successor and/or warrants or options to acquire such Voting Stock, calculated on a fully diluted basis, provided that Existing Shareholders "beneficially own" (as so defined) in the aggregate a percentage of such Voting Stock or warrants having a lesser percentage of voting power than such other "person" or "group" and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Company's Board of Directors, or (d) during any period of two consecutive years, individuals who at the beginning of such period constituted the Company's Board of Directors (together with any new directors whose election or appointment by such board or whose nomination for election by the stockholders of the Company was approved by a vote of the Existing Shareholders or a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Company's Board of Directors then in office. Notwithstanding clause (c) above, (i) the acquisition by a Qualified Investor of 49% or less of the Voting Stock of the Company shall not constitute a Change of Control, and (ii) a merger or consolidation that would otherwise constitute a Change of Control hereunder shall not constitute a Change of Control if at least 90% of the consideration consists of common stock that is, or upon issuance, will be traded on a United States national securities exchange or quoted on the Nasdaq National Market. "Existing Shareholders" means Douglas G. Smith, Madison Dearborn Capital Partners, L.P. and Allen & Company Incorporated and their respective affiliates at the Closing Date. "Qualified Investor" means an investment grade debt issuer approved by the Board of Directors of the Company, which either (i) is in the telecommunications industry or (ii) engages in a business which will benefit from strategic synergies from an investment in the Company.

  The phrase "all or substantially all" of the assets of the Company is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of "all or substantially all" of the assets of the Company.

AMENDMENT, SUPPLEMENT AND WAIVER

  Without the consent of any holder of Preferred Stock, the Company may amend or supplement the Certificate of Designation to cure any ambiguity, defect or inconsistency, to provide for uncertificated Preferred Stock in addition to or in place of certificated Preferred Stock, to provide for assumption of the Company's obligations to holders of the Preferred Stock in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the Preferred Stock or that does not adversely affect the legal rights under the Certificate of Designation of any such holder.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

GENERAL

  The following discussion of certain of the United States Federal income tax consequences of the purchase, ownership, and disposition of the Preferred Stock is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of United States Federal income taxation that may be relevant to an investor's decision to purchase shares of Preferred Stock, nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, insurance companies, tax-exempt organizations, foreign persons, persons that hold the Preferred Stock or Common Stock as part of a straddle or conversion transaction, or holders subject to the alternative minimum tax, which may be subject to special rules. In addition, this discussion is limited to persons who hold the Preferred Stock or Common Stock as capital assets within the meaning of Section 1221 of the Code. Holders of Depositary Shares will be treated for United States Federal income tax purposes as if they were the owners of the Preferred Stock by holding such Depositary Shares. Accordingly, references in this "Certain United States Federal Income Tax Consequences" section to holders of the Preferred Stock will mean both holders of shares of Preferred Stock and holders of Depositary Shares representing shares of Preferred Stock, and references to shares of Preferred Stock will mean both shares of Preferred Stock and Depositary Shares. ALL PROSPECTIVE PURCHASERS OF PREFERRED STOCK ARE ADVISED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF PREFERRED STOCK.

  For purposes of this discussion a "U.S. Holder" means a beneficial owner of Preferred Stock or Common Stock that for Federal income tax purposes is (i) citizen or resident of the United States, (ii) a corporation, partnership or entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate or trust described in Section 7701(a)(30) of the Code, or (iv) in certain circumstances, a former citizen or resident of the United States. For purposes of this discussion, a "Non U.S. Holder" means any person or entity that is not a U.S. Holder.

U.S. HOLDERS

 INCLUSION IN INCOME

  The Liquidation Preference with respect to each share of Preferred Stock will exceed the amount the Company receives upon the issuance of the Preferred Stock and the Preferred Stock will pay no dividends until August 1, 2001. The precise treatment of preferred stock with these terms is not entirely clear. However, the Company intends to treat the Preferred Stock as if it were purchased at a discount from its Liquidation Preference and provided for accretion in its Liquidation Preference equal to $0.875 per share on each Deposit Payment Date, so long as the Preferred Stock remains outstanding.

  Under Section 305(b)(4) of the Code, the accretion in the Liquidation Preference of the Preferred Stock on each Deposit Payment Date should be treated as a dividend taxable as ordinary income to U.S. Holders of the Preferred Stock, to the extent of the Company's current and accumulated earnings and profits as determined under U.S. Federal income tax principles. The annual amount of the distribution on each share of Preferred Stock resulting from the accretion will be determined under principles similar to those applicable to original issue discount on debt obligations. To the extent that the amount of the distribution attributable to the accretion in Liquidation Preference on the Preferred Stock exceeds the Company's current and accumulated earnings and profits, such accretion will be treated as nontaxable return of capital and will reduce the adjusted tax basis of such Preferred Stock in the hands of each U.S. Holder (but not below zero). However, any such reduction should be offset by an increase in basis resulting from the holder's receipt of the additional Liquidation Preference. If the amount of the distribution attributable to any accretion in Liquidation Preference exceeds the adjusted tax basis of the Preferred Stock in the hands of the U.S. Holder, such excess will be treated as capital gain and will be long-term capital gain if such U.S. Holder's holding period for the Preferred Stock exceeds one year.

  On and after the Deposit Expiration Date, a U.S. Holder of Preferred Stock will be entitled to receive dividends at an annual rate of 7% of the Liquidation Preference in cash, or at the option of the Company, in the Company's Common Stock. In the event the Company exercises its rights to pay dividends in Common Stock, the number of shares of such Common Stock to be distributed shall be determined by dividing the amount of cash that would be paid by 95% of the Market Value of the Common Stock. A holder of Preferred Stock must include in income as ordinary income the amount of any such cash distributions and the fair market value of any Common Stock distributions to the extent that the Company has current and accumulated earnings and profits. To the extent that the distribution exceeds current or accumulated earnings and profits, any distributions are first treated as a return of capital to the extent of the U.S. Holder's basis, and thereafter as capital gain.

  The Company presently does not have any current or accumulated earnings and profits as determined under United States Federal income tax principles and it is unlikely to have current or accumulated earnings and profits in the foreseeable future. As a result, until such time as the Company has earnings and profits, an increase in the Liquidation Preference on a distribution will reduce the adjusted tax basis (but not below zero) in the hands of each U.S. Holder of the shares of Preferred Stock. The basis reduction should be offset for each share of Preferred Stock by a corresponding increase in tax basis for such holder resulting from the accretion in the Liquidation Preference. Further, until the Company has current or accumulated earnings and profits, any accretion in the Liquidation Preference or other distributions with respect to the Preferred Stock will not be treated as dividends for United States Federal income tax purposes and, thus, will not qualify for any dividends received deduction as described below. U.S. Holders would recognize capital gain to the extent that any distribution were to exceed current and accumulated earnings and profits and basis in their shares of Preferred Stock.

  Under the Deposit Agreement, if the Company obtains the consent of certain lenders to the Company to permit current payment of dividends on the Preferred Stock, the Company may elect by giving notice to the Deposit Agent to have the Deposit Account paid to the Company. In such case the Deposit Expiration Date shall be deemed to have occurred so that the Holders of the Preferred Stock will be entitled to receive cumulative dividends as of the date of the payment of the Deposit Account to the Company, and the Liquidation Preference shall be increased to equal the latest Liquidation Preference plus the amount of the Deposit Account paid to the Company. The U.S. Holder will not recognize any income as a consequence of this election. The tax basis of the shares of Preferred Stock of each U.S. Holder will be increased by his share of the Deposit Account paid to the Company.

 DIVIDENDS TO CORPORATE SHAREHOLDERS

  In general, a distribution that is treated as a dividend for Federal income tax purposes and that is made to a corporate shareholder with respect to the Preferred Stock or Common Stock will qualify for the 70% dividends-received deduction under Section 243 of the Code, to the extent certain holding period and other requirement are met. U.S. Holders should note, however, that there can be no assurance that the Company will have current or accumulated earnings and profits in the future. Accordingly, there can be no assurance that the dividends-received deduction will apply to distributions on the Preferred Stock or Common Stock.

 COMMON STOCK--HOLDING PERIOD

  A U.S. Holder's holding period for shares of Common Stock received in lieu of cash dividends and in connection with the Company's rights to transfer shares of Common Stock under the Deposit Agreement will commence on the day following the date of transfer and will not include such holding period for the shares of Preferred Stock with respect to which the shares of Common Stock were distributed. However, a U.S. Holders holding period for Common Stock received on conversion of the Preferred Stock will include the stockholder's holding period for the Preferred Stock.

 SALE OR REDEMPTION

  Upon a sale or other taxable disposition (other than a redemption, to the extent described in the next paragraph) of Preferred Stock or Common Stock, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received by such holder in such sale or other taxable disposition and such holder's adjusted tax basis in such shares. Such gain or loss will be long-term capital gain or loss if such holder's holding period for such Preferred Stock or Common Stock is more than one year. Capital gain on the sale or other taxable disposition of Preferred Stock or Common Stock held by non-corporate holders for (i) more than one year but not more than 18 months shall be subject to a maximum tax rate of 28 percent and (ii) more than 18 months shall be subject to a maximum tax rate of 20 percent.

  Any gain or loss recognized by a U.S. Holder upon redemption of the Preferred Stock will be treated as gain or loss from the sale or other taxable disposition of Preferred Stock, if, taking into account stock that is actually or constructively owned as determined under Section 318 of the Code, (i) such holder's interest in the Company's Common and Preferred Stock is completely terminated as a result of the redemption, (ii) such holder's percentage ownership in the Company's voting stock and Common Stock immediately after the redemption is less than 80% of such percentage ownership immediately before such redemption, or (iii) the redemption is "not essentially equivalent to a dividend" (within the meaning of Section 302 of the Code). Sales and acquisitions of Company stock occurring contemporaneously with a redemption of Preferred Stock, which are made pursuant to an integrated plan on the part of the U.S. Holder, may be considered for purposes of determining whether the preceding tests are met. If a redemption of the Preferred Stock is treated as a distribution that is taxable as a dividend, to the extent of applicable earnings and profits, the U.S. Holder will be taxed on the payment received in the same manner as described above, to the extent of the Holders ratable share of earnings and profits and such holder's adjusted tax basis in the redeemed Preferred Stock will be transferred to any remaining shares held by such holder in the Company.

 CONVERSION OF PREFERRED STOCK

  A U.S. Holder of Preferred Stock will generally not recognize gain or loss by reason of receiving Common Stock in exchange for Preferred Stock upon the redemption or conversion of the Preferred Stock, except that gain or loss will be recognized with respect to any cash received in lieu of fractional shares, and the fair market value of any shares of Common Stock attributable to dividend arrearages will be treated as a constructive distribution as described above.

 ADJUSTMENT OF CONVERSION PRICE

  If at any time the Company makes a distribution of property to holders of Common Stock that would be taxable to such stockholders as a dividend for Federal income tax purposes and, in accordance with the antidilution provisions, the Conversion Price of the Preferred Stock is decreased, the amount of such decrease may be deemed to be the payment of a taxable dividend to U.S. Holders of Preferred Stock. For example, a decrease in the Conversion Price in the event of distributions of indebtedness or assets of the Company will generally result in deemed dividend treatment to U.S. Holders of the Preferred Stock to the extent of applicable earnings and profits, but generally, a decrease in the event of stock dividends or the distribution of rights to subscribe for the Common Stock will not result in a taxable stock dividend.

 DEPOSIT ACCOUNT

  Pursuant to the terms of the Deposit Agreement, each U.S. Holder of Preferred Stock will be treated as owning a pro-rata portion of the cash deposited in the Deposit Account. Although there is no authority directly on point with respect to the treatment of the Deposit Account, the Company believes that the intended treatment is appropriate, because (1) such cash is not subject to the claims of the Company's creditors, (2) except in the event that the Company elects to sell additional shares of Common Stock to the holders of the Preferred Stock in exchange for the cash in the Deposit Account, or the Company obtains the consent of certain of its lenders to permit payment of dividends currently on the Preferred Stock, the Company will under no circumstances be entitled to receive the cash in the Deposit Account, and (3) the holders are entitled to distributions of all earnings generated by the cash held in the Deposit Account.

  Cash distributions of $0.875 per share of Preferred Stock on each Deposit Payment Date should be treated as withdrawals by the holders of the Preferred Stock of amounts deposited in the Deposit Account. Income earned on the cash deposited in the Deposit Account, if any, will be included in income by each U.S. Holder of shares of Preferred Stock pro rata in proportion of the number of shares of Preferred Stock held by such holder. Each U.S. Holder will include such amounts in income in the same manner as though the holder directly owned a pro rata share of the cash in the Deposit Account.

  Distributions of Common Stock by the Deposit Agent to the U.S. Holders of the Preferred Stock following an election by the Company to transfer Common Stock to the Deposit Agent should be treated as a purchase by each holder of Preferred Stock of such Common Stock for an amount equal to such holder's share of the cash deposited in the Deposit Account allocated to such purchase. To the extent that the fair market value of the Common Stock exceeds the amount paid for such Common Stock, the excess will be treated as a distribution on the Preferred Stock.

  In the event that the Company exercises its right to have the Deposit Account paid to the Company, the U.S. Holders of the Preferred Stock will be treated as having made an additional payment to the Company with respect to their Preferred Stock, and accordingly, will receive an increase in the tax basis of their Preferred Stock.

 CONSEQUENCES TO NON U.S. HOLDERS OF PREFERRED STOCK

  The following is a general discussion of certain United States Federal income and estate tax consequences of the ownership and disposition of the Preferred Stock or Common Stock by a person who is a Non-U.S. Holder.

 DIVIDENDS

  Generally, dividends paid to a Non-U.S. Holder are subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. Although there is no authority on point with respect to the application of the withholding tax to stock similar to the Preferred Stock which provides for an accreting liquidation preference, the Company intends to treat the accretion of the Liquidation Preference to Non-U.S. Holders in a manner analogous to original issue discount notes. Accordingly, although the accretion in the Liquidation Preference of the Preferred Stock on each Deposit Payment Date will be subject to United States tax at a rate of 30% of the fair market value of the accretion in the Liquidation Preference, or such lower rate as may be specified by an applicable tax treaty, such tax will be collected by withholding only when amounts are actually paid by the Company (or its agent) to such Non-U.S. Holder.

  On and after the Deposit Expiration Date, dividends paid in cash or Common Stock will be subject to withholding at the rate of 30% (or lower treaty rate). To the extent the Company elects to make dividend payments in Common Stock, the Company intends to withhold a number of shares of Common Stock with a fair market value equal to the withholding tax. Cash dividends paid to a Non-U.S. Holder with respect to Common Stock also will be subject to withholding at 30% or lower treaty rate.

  Dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax (provided the Non-U.S. Holder files appropriate documentation, including, under current law, Form 4224, with the Company or its agent), but instead are subject to United States Federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  In order to claim the benefit of an applicable tax treaty, the Company (or its agent) may require a Non-U.S. Holder of Common Stock or Preferred Stock to provide the Company or its agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of the treaty. In addition, backup withholding, as discussed below, may apply in certain circumstances if applicable certificate and other requirements are not met.

  A Non-U.S. Holder of Preferred Stock or Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

  Non-U.S. Holders should be aware that distributions in excess of current and accumulated earnings and profits have generally been treated as dividends for purposes of the foregoing discussion. However, recent promulgated Treasury regulations allow corporations, in certain circumstances, to treat payments with respect to stock as distributions other than dividends subject to withholding to the extent of insufficient earnings and profits. Holders should consult their own tax advisors regarding such regulations.

 SALE

  A Non-U.S. Holder will not be subject to United States Federal income tax on any gain realized upon the sale of the Preferred Stock or Common Stock if such holder has no connection with the United States other than holding the Preferred Stock or Common Stock and in particular (i) such gain is not effectively connected with a trade or business in the United States of the Non-U.S. Holder, and (ii) in the case of a Non-U.S. Holder who is an individual that has a "tax home" (as defined in Section 911(d)(3) of the Code) in the United States, such Non-U.S. Holder is not present in the United States for 183 days of more in the taxable year of such disposition.

  A Non-U.S. Holder engaged in a trade or business in the United States whose income from the Preferred Stock or Common Stock (including gain from the sale thereof) is effectively connected with the conduct of such trade or business will generally be subject to regular United States Federal income tax on such income in the same manner as if it were a U.S. Person. Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

 DEPOSIT ACCOUNT

  Because the Company will treat cash distributions from the Deposit Account as non-taxable withdrawals, a Non-U.S. Holder generally will not be subject to United states tax on such distributions. Distributions from the Deposit Account attributable to interest earned on amounts held in the Deposit Account and invested in United States government obligations also should be exempt from United States withholding tax as portfolio interest provided that the Non-U.S. Holder provides a properly completed Internal Revenue Service Form W-8.

 FEDERAL ESTATE TAX

  An individual Non-U.S. Holder who is treated as the owner of the Preferred Stock or Common Stock at the time of such individual's death or has made certain lifetime transfers of an interest in the Preferred Stock or Common Stock will be required to include the value of such Preferred Stock or Common Stock in such individual's gross estate for United States Federal estate tax purposes and may be subject to United States Federal estate tax, unless an applicable tax treaty provides otherwise.

 BACKUP WITHHOLDING AND INFORMATION REPORTING

  Under certain circumstances, "information reporting" and "backup withholding" at a rate of 31% with respect to payments of dividends and interest is required. Non-U.S. Holders generally would be exempt from reporting requirements and United States backup withholding with respect to dividends payable on the Preferred Stock or Common Stock. A Non-U.S. Holder of Preferred Stock or Common Stock that fails to certify its Non-U.S. Holder status in accordance with the requirements of the proposed regulations, would under certain circumstances be subject to United States backup withholding at a rate of 31% on payments of dividends. The application for exemption is available by providing a properly completed Internal Revenue Service Form W-8.

  The payment of the proceeds of the disposition of the Preferred Stock or Common Stock by a Non-U.S. Holder to or through the United States office of a broker or through a non-United States branch of a United

States broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder or Preferred Stock or Common Stock to or through a non-United States office of a non-United States broker will not be subject to backup withholding or information reporting unless the non-United States broker as certain United States relationship.

  Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded (or credited against the holder's United States Federal income tax liability, if any) provided that the required information is furnished to the Internal Revenue Service.

 NEW REGULATIONS

  Recent Treasury regulations provide for certain new information reporting and withholding rules with respect to Non-U.S. Holders. In general, these regulations are effective after December 31, 1999 (subject to transition rules). Non-U.S. Holders should consult their own tax attorneys regarding the effect of such regulations.

                                 LEGAL MATTERS

  The legality of the Depositary Shares, Preferred Stock and underlying Common Stock offered hereby is being passed upon for the Company by Piper & Marbury L.L.P., Washington, D.C., counsel for the Company.

                                    EXPERTS

  The consolidated balance sheets of the Company as of December 31, 1996 and 1997 and the consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1997 have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND THEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT SHALL CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR OF SUCH PROSPECTUS SUPPLEMENT.

                              -----------------

                              TABLE OF CONTENTS

                              -----------------

                                                                       PAGE
                                                                       ----
Available Information.................................................   1
Documents Incorporated by Reference...................................   1
Risk Factors..........................................................   3
The Company...........................................................  11
Use of Proceeds.......................................................  14
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends......  14
Selling Stockholders..................................................  14
Plan of Distribution..................................................  16
Description of Capital Stock..........................................  17
Description of the Depositary Shares..................................  18
Description of the Preferred Stock....................................  24
Certain United States Federal Income Tax Consequences.................  32
Legal Matters.........................................................  38
Experts...............................................................  38

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                        [OMNIPOINT LOGO APPEARS HERE]


 6,500,000 DEPOSITARY SHARES EACH REPRESENTING 1/20 OF A SHARE OF 7% CUMULATIVE
    CONVERTIBLE PREFERRED STOCK, 325,000 SHARES OF 7% CUMULATIVE CONVERTIBLE PREFERRED STOCK, 11,445,123 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF,
     OR PAYABLE AS DIVIDENDS ON, THE DEPOSITARY SHARES OR THE 7% CUMULATIVE
                          CONVERTIBLE PREFERRED STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                                       , 1998

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

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses and costs expected to be incurred in connection with the sale and distribution of the securities offered hereby, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

      Securities and Exchange Commission filing fee...................  $ 98,838
      Printing expenses...............................................    75,000
      Legal fees and expenses.........................................    35,000
      Accounting fees and expenses....................................     5,000
      Transfer agent and registrar fees...............................     3,500
      Miscellaneous expenses..........................................     3,000
                                                                        --------
      Total...........................................................  $220,338
                                                                        ========

  All expenses will be borne by Omnipoint Corporation.

15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

  Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. The Registrant's Bylaws include provisions to require the Registrant to indemnify its directors and officers to the fullest extent permitted by Section 145, including circumstances in which indemnification is otherwise discretionary.
Section 145 also empowers the Registrant to purchase and maintain insurance that protects its officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.

  At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

16. EXHIBITS

 3.1  Amended and Restated Certificate of Incorporation of the Registrant
       (incorporated herein by reference to Company's Annual Report on Form 10-
       K for the fiscal year ended December 31, 1995).
 3.2  Certificate of Amendment to the Amended and Restated Certificate of
       Incorporation.
 3.3 Amended and Restated Bylaws of the Registrant (incorporated herein by reference to the Company's Registration Statement on Form S-4, No. 333-
       19895).
 4.2  See Exhibit 3.1 and 3.2.
 4.3* Certificate of Designation establishing the Voting Powers, Designations,
       Preferences, Limitations, Restrictions and Relative Rights of 7%
       Cumulative Convertible Preferred Stock.
 4.4* Registration Rights Agreement by and among the Company, Donaldson, Lufkin
       & Jenrette Securities Corporation, BancAmeric Robertson Stephens, Bear,
       Stearns & Co. Inc. and Smith Barney Inc., dated May 6, 1998
 4.5* Form of Depositary Share.
 5.1 Opinion of Piper & Marbury L.L.P. regarding legality of the securities being registered.

 10.1@  Registrant's Amended and Restated 1990 Stock Option Plan.
 10.2@  Form of Incentive Stock Option Agreement under Registrant's 1990 Stock
         Option Plan.
 10.3@  Form of Stock Option Agreement under Registrant's 1990 Stock Option
         Plan for non-qualified options.
 10.4@  Form of Stock Option Agreement outside scope of Registrant's 1990 Stock
         Option Plan for non-qualified options.
 10.5@  Warrant Certificate, dated August 2, 1991, by and between the
         Registrant and Allen & Company Incorporated.
 10.6@  Warrant Certificate, dated August 2, 1991, by and between the
         Registrant and Allen & Company Incorporated.
 10.7@  Letter agreement, dated June 29, 1995, by and between the Registrant and Allen & Company Incorporated (relating to Exhibit 10.6).
 10.8 Letter Agreement of Warrant Extension, dated November 1, 1996, by and between the Registrant and Allen & Company Incorporated (relating to
         Exhibit 10.6).
 10.9@  Common Stock Purchase Warrant issued March 10, 1995, granted to Madison
         Dearborn Capital Partners, L.P.
 10.10@ Common Stock Purchase Warrant issued March 10, 1995, granted to Madison
         Dearborn Capital Partners, L.P.
 10.11@ Employment Agreement, effective October 1, 1995, by and between the
         Registrant, Omnipoint Communications Inc. and George F. Schmitt.
 10.12@ Promissory Note, dated October 1, 1995, by George F. Schmitt.
 10.13@ Stock Restriction Agreement, dated October 1, 1995, by and between the
         Registrant and George F. Schmitt.
 10.14@ Employment Agreement, dated April 17, 1995, by and between the
         Registrant and Bradley E. Sparks.
 10.15@ Promissory Note, dated April 17, 1995, by Bradley E. Sparks.
 10.16@ Stock Restriction Agreement, dated April 17, 1995, by and between the
         Registrant and Bradley E. Sparks.
 10.17  Employment Agreement, dated November 3, 1996, by and between the
         Registrant and Kjell S. Andersson (incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended
         December 31, 1996).
 10.18  Promissory Note, dated February 24, 1997, by Kjell S. Andersson
         (incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996).
 10.19 Stock Restriction Agreement, dated February 24, 1997, by and between the Registrant and Kjell S. Andersson (incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996).
 10.20@ Series B Convertible Preferred Stock Purchase Agreement, dated August
         9, 1993, by and among the Registrant and Madison Dearborn Capital
         Partners, L.P.
 10.21@ Amendment No. 1 to Series B Convertible Preferred Stock Purchase
         Agreement, dated June 29, 1995, by and between the Registrant and Madison Dearborn Capital Partners, L.P.
 10.22@ Series C Convertible Preferred Stock Purchase Agreement, dated June 29,
         1995, by and among the Registrant and the other parties named therein.
 10.23@ Amended and Restated Registration Rights Agreement, dated June 29,
         1995, by and among the Registrant and the parties named therein.

 10.24@  First Amended and Restated Voting Agreement, dated June 29, 1995, by and among the Registrant and the other parties named therein.
 10.25@  OEM Supply Agreement for Omnipoint PCS (Personal Communication
          Systems) Products, dated September 22, 1994, by and between the Registrant and Northern Telecom Inc.
 10.26@  Manufacturing License and Escrow Agreement for Personal Communication
          Service Products, dated February 28, 1995, by and between the Registrant and Northern Telecom Inc.
 10.27@  Collaborative Development Agreement, dated March 1, 1995, by and between the Registrant and Northern Telecom Inc.
 10.28@  Reciprocal OEM Agreement Memorandum of Understanding, dated March 30,
          1995, by and between the Registrant and Northern Telecom Inc.
 10.29@  Supply Agreement, dated September 22, 1994, by and between Omnipoint
          Communications Inc. and Northern Telecom Inc.
 10.30@  Amendment No. 1 to Supply Agreement, dated July 21, 1995, by and between Omnipoint Communications Inc. and Northern Telecom Inc.
 10.31++ Amendment No. 2 to Supply Agreement, dated March 21, 1997, by and between Omnipoint Communications Inc. and Northern Telecom Inc.
 10.32++ Amended and Restated Loan Agreement, dated August 7, 1996, by and between Omnipoint Communications Inc. and Northern Telecom Inc.
          (incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996).
 10.33++ Loan Agreement, dated August 7, 1996, by and between Omnipoint
          Communications Inc. and Ericsson Inc., as amended (incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996).
 10.34@  Memorandum of Understanding, dated April 21, 1995, by and between the
          Registrant and Pacific Bell Mobile Services.
 10.35@  Note and Warrant Purchase Agreement dated November 22, 1995, between the Registrant and the purchasers named therein.
 10.36@  Senior Note Due 2000 issued by the Registrant on November 22, 1995 to the holder identified therein.
 10.37@  Senior Note Due 2000 issued by the Registrant on November 22, 1995 to the holder identified therein.
 10.38@+ Memorandum of Understanding, dated November 22, 1995, by and between the Registrant and Ericsson Inc.
 10.39@  Letter Agreement, dated January 24, 1996, by and between the
          Registrant and Ericsson Inc.
 10.40@  Letter of Intent, dated October 26, 1995, by and between the
          Registrant and BellSouth Personal Communications, Inc.
 10.41@  Contract for Sale of Real Estate, dated August 30, 1995, by and between F&R Bari Realty, Ltd., Inc. and Omnipoint Communications Inc.
 10.42@  Lease Agreement, dated October 15, 1995, by and between the Registrant and Baetis Properties, Inc.
 10.43++ Acquisition Agreement for Ericsson CMS 40 Personal Communications
          Systems (PCS) Infrastructure Equipment, dated as of April 16, 1996, by and between Ericsson Inc. and Omnipoint Communications
          (incorporated herein by reference to the Company's Current Report on Form 8-K, filed July 18, 1996).
 10.44++ Acquisition Supply and License Agreement for Omnipoint Personal
          Communications Systems (PCS) Infrastructure Equipment, dated as of
          April 16, 1996, by and between Ericsson Inc. and the Registrant
          (incorporated herein by reference to the Company's Current Report on Form 8-K, filed July 18, 1996).
 10.45+ Agreement for Purchase and Sale of Ericsson Inc. Masko Terminal Units, dated as of April 16, 1996, by and between Ericsson, Inc. and Omnipoint Communications Inc. (incorporated herein by reference to the Company's Current Report on Form 8-K, filed July 18, 1996).

 10.46++ Memorandum of Understanding, dated April 2, 1996, by and between
          Orbitel Mobile Communications Inc. and the Registrant (incorporated herein by reference to the Company's Current Report on Form 8-K, filed July 18, 1996).
 10.47@@ Letter of Intent, dated November 20, 1995, by and between the
          Registrant and Western Wireless Corporation
 10.48@@ Letter of Intent, dated February 26, 1996, by and between Omnipoint
          Communications Inc. and American Portable Telecom, Inc.
 10.49@@ Letter of Intent, dated March 22, 1996, by and between Omnipoint
          Communications Inc. and American Personal Communications.
 10.50@@ Letter of Intent, dated May 13, 1996, by and between the Registrant and InterCel, Inc.
 10.51@@ License Agreement, dated March 22, 1996, by and between the Registrant and Bender & Company, Inc.
 10.52@@ Second License Agreement, dated April 17, 1996, by and between
          Registrant and Bender & Company, Inc.
 10.53@@ Lease Agreement, dated March 1, 1996, by and between Omniset
          Corporation and Roots Stone Limited Partnership.
 10.54 Agreement dated as of February 24, 1997 between the Registrant and Kjell S. Andersson, amending Employment Agreement dated November 3,
          1996 (incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996).
 10.55++ Loan Agreement by and among Omnipoint MB Holdings, Inc., Ericsson Inc.
          and certain other lenders named therein, dated July 25, 1997
          (incorporated herein by reference to the Company's Current Report on Form 8-K, filed August 27, 1997).
 10.56++ Loan Agreement by and among OPCS Philadelphia Holdings, Inc., Ericsson
          Inc. and certain other lenders named therein, dated July 25, 1997
          (incorporated herein by reference to the Company's Current Report on Form 8-K, filed March 26, 1998).
 10.57++ Loan Agreement by and among Omnipoint Midwest Holdings, LLC, Northern
          Telecom Inc. and certain other lenders named therein, dated January
          30, 1998 (incorporated herein by reference to the Company's Current
          Report on Form 8-K, filed March 26, 1998)
 10.58++ Loan Agreement by and among Omnipoint Corporation, Omnipoint
          Communications Inc., DLJ Capital Funding Inc. and certain other lenders named therein, dated February 17, 1998 (incorporated herein by reference to the Company's Current Report on Form 8-K, filed on
 10.59++ Note Purchase Agreement by and among Omnipoint Corporation, Omnipoint
          Communications Inc., IBJ Schroder Bank & Trust Company and certain other purchasers named therein, dated February 17, 1998 (incorporated herein by reference to the Company's Current Report on Form 8-K, filed March 26, 1998).
 10.60*  Purchase Agreement by and among the Company, Donaldson, Lufkin and
          Jenrette, Securities Corporation, BancAmeric Robertson Stephens,
          Bear, Stearns & Co. Inc. and Smith Barney Inc., dated May 1, 1998.
 10.61* Deposit Agreement by and among the Company, Marine Midland Bank, and the holders from time to time of the Depositary Shares, dated May 6, 1998.
 10.62*  Deposit Account Agreement by and between the Company and The First
          National Bank of Maryland, dated May 6, 1998.
 23.1    Consent of Coopers & Lybrand L.L.P.
 23.2 Consent of Piper & Marbury L.L.P. (to be included in Exhibit 5.1 hereto).
 24.1    Power of Attorney (included in signature pages).

--------
@ Incorporated herein by reference to the Company's Registration Statement on Form S-1, No. 33-98360.
@@ Incorporated herein by reference to the Company's Registration Statement on
   Form S-1, No. 33-03739.
* Incorporated herein by reference to Company's Quarterly Report on Form 10-Q for the quarter year ended March 31, 1998.
+ Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant's Application Requesting Confidential Treatment under Rule 406 of the Act, which application was granted by the Commission.
++ Portions of this Exhibit were omitted and filed separately with the Secretary of the Commission pursuant to the Registrant's Application Requesting Confidential Treatment under Rule 24b-2 under the Exchange Act of 1934.

17. UNDERTAKINGS

  The undersigned registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1993 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda, State of Maryland, on June 30, 1998.

                                          OMNIPOINT CORPORATION


                                          By: /s/ Douglas G. Smith
                                              -----------------------------
                                              Douglas G. Smith
                                              President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Edwin M. Martin, Jr., Secretary of the registrant, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, from such person and in each person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, any registration statement relating to this registration statement under Rule 462 and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

              SIGNATURE                          TITLE                 DATE
       /s/ Douglas G. Smith            President, Chief              June 30, 1998
-------------------------------------   Executive Officer,
          DOUGLAS G. SMITH              Chairman of the Board
                                        and Director

       /s/ George F. Schmitt           Executive Vice President      June 30, 1998
-------------------------------------   and Director, President
          GEORGE F. SCHMITT             of Omnipoint
                                        Communications
                                        Services, LLC

       /s/ Bradley E. Sparks           Chief Financial Officer       June 30, 1998
-------------------------------------
          BRADLEY E. SPARKS

        /s/ Evelyn Goldfine            Chief Administrative          June 30, 1998
-------------------------------------   Officer and Director
           EVELYN GOLDFINE


         /s/ James J. Ross              Director and Vice            June 30, 1998
-------------------------------------    Chairman of the Board
            JAMES J. ROSS

       /s/ Richard L. Fields            Director                     June 30, 1998
-------------------------------------
          RICHARD L. FIELDS

       /s/ Paul J. Finnegan             Director                     June 30, 1998
-------------------------------------
          PAUL J. FINNEGAN

      /s/ James N. Perry, Jr.           Director                     June 30, 1998
-------------------------------------
         JAMES N. PERRY, JR.

          /s/ Arjun Gupta               Director                     June 30, 1998
-------------------------------------
             ARJUN GUPTA

                                      S-2